Exhibit 99.1

15 May 2014

National Grid plc

Results for the year ended 31 March 2014

Steve Holliday, Chief Executive, said: “National Grid delivered a solid year of financial performance, led by a good start to our eight year price controls in the UK and consolidation of underlying operational improvements in our US operations. During the year we invested over £3.4bn in essential infrastructure while delivering one of our best years ever in terms of network reliability and resilience. At the same time, we delivered strong cost efficiencies, particularly in the UK where around £70m of the savings will benefit customer bills starting in 2015/16.”

Good operational and strategic progress led by efficiencies and investment

UK: Early preparation helped to deliver a strong first year under new RIIO price controls

—	Total expenditure (“totex”) efficiencies earned in 2013/14 contributed 120 bps to overall UK Return on Equity outperformance of 260 bps
—	Around £70m customer share of efficiencies will help to reduce future bills
—	Regulated investment of £2.0bn contributed to 5% UK RAV growth; up £1.1bn to £24.9bn

US: Benefits from new rate plans in New York and Rhode Island and focused cost control helped to offset general inflationary pressures on underlying costs

—	Return on Equity 9.0% (2012: 9.2%)
—	Capital investment of $2.0bn contributed to 9% US Rate Base growth of $1.3bn to $16.3bn (5% growth excluding working capital increases)

Solid overall financial performance maintaining strong financial position

—	Group Return on Equity 11.4% (2012/13: 11.7%)
—	Value Added[1] of £2.1bn or 57.2p per share
—	Adjusted operating profit up 1%, profit before tax up 2%
—	Adjusted earnings per share up 5% to 54.0p
—	Recommended final dividend of 27.54p/share (2012/13: 26.36p); full year dividend expected to be up 2.9% to 42.03p (2012/13: 40.85p), in line with inflation
—	Good cash flow metrics, sustained A- credit ratings and stable gearing

Financial results for continuing operations

unaudited	Adjusted results[1]			Statutory Results
Year ended 31 March	2014	2013[1]	% change	2014	2013[1]	% change
Operating profit (£m)	3,664	3,639	1	3,735	3,749	-
Profit before tax (£m)	2,584	2,533	2	2,748	2,711	1
Earnings per share (p)	54.0	51.4	5	66.4	57.8	15

Commenting on the outlook for 2014/15, Steve Holliday added: “We finished the year in a strong position, delivering a robust cash flow performance, good growth in our asset base and lower gearing. This was supported by the increased clarity given by our new price controls and rate plans. By achieving strong efficiencies, we were able to offset the cost of US systems implementation and deliver good overall returns on equity. As a result, we continue to build a stronger business from which to deliver healthy returns, and good organic growth to support our commitment to sustainable dividend growth.”

[1] ‘Adjusted results’, ‘Value Added’ and a number of other terms and performance measures used in this document are not defined within accounting standards or may be applied differently by other organisations. Prior year numbers are restated for various items. For clarity, we have provided definitions of these terms, descriptions of restatements and, where relevant, proforma calculations on pages 35 to 42.

National Grid	2013/14 Full Year Results Statement

CONTACTS

Investors
John Dawson	+44 (0)20 7004 3170	+44 (0)7810 831944 (m)
Andy Mead	+44 (0)20 7004 3166	+44 (0)7752 890787 (m)
Victoria Davies	+44 (0)20 7004 3171	+44 (0)7771 973447 (m)
George Laskaris	+1 718 403 2526	+1 917 375 0989 (m)
Tom Hull	+1 718 403 2487	+1 917 524 4099 (m)
Caroline Dawson	+44 (0)20 7004 3169	+44 (0)7789 273241 (m)

Media
Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173 (m)
Chris Mostyn	+44 (0)20 7004 3149	+44 (0)7774 827710 (m)

Brunswick
Tom Burns, Mike Smith or Emma Walsh		+44 (0)20 7404 5959

CONFERENCE CALL DETAILS

An analyst presentation will be held at the London Stock Exchange, 10 Paternoster Square, London EC4M 7LS at 09:15 (BST) today.

There will be a live webcast of the results presentation available to view at investors.nationalgrid.com. The presentation will be available through the same link as a replay this afternoon.

Live telephone coverage of the analyst presentation at 0915

UK dial in number	+44 (0) 808 109 0700	US dial in number	+1 646 843 4608
Confirmation Code	National Grid

In addition, John Dawson, Head of Investor Relations, will host a conference call with Q&A at 1400 (BST) this afternoon for those unable to take part in the earlier presentation. Please use the same dial in details.

Download our app: National Grid has an iPad app for investors. Visit the App store and search ‘National Grid IR’

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National Grid image library available at www.nationalgridmedia.com

The 2013/14 ARA and Shareholder Information leaflet is expected to be publicly available on 5 June 2014. You can view or download copies of the latest Annual Report and Accounts (ARA) and Shareholder Information leaflet from National Grid’s website at www.nationalgrid.com/investors or request a free printed copy by contacting investor.relations@nationalgrid.com.

National Grid	2013/14 Full Year Results Statement

STRATEGIC AND OPERATIONAL REVIEW OF THE YEAR

A solid year in 2013/14 for National Grid

The focus for National Grid during 2013/14 was to build on the strong foundations created by the UK and US regulatory reviews which the business completed successfully in the previous year. Progress against the goals set for the year has been good. The Group invested heavily in network assets, enhancing the capabilities and resilience of National Grid’s networks while growing the business to drive future revenue growth, in turn helping finance the investment. The Group also delivered performance efficiencies in both investment and operating costs which in turn delivered good returns. The year-end balance sheet was again strong, underpinning the Group’s sustainable dividend policy.

Good operational performance highlights the benefits of recent investment in network resilience and continued drive for safety improvements.

National Grid delivered good network performance for customers throughout the year despite adverse winter weather conditions. In the UK, investment in flood defences for critical sites over the past few years helped a strong reliability performance. These enhancements minimised any cost or reliability impacts on National Grid’s operations from the exceptionally wet weather and associated widespread flooding incidents.

Early in the year, the UK operations completed a business wide review of structure and processes. Over the course of the year, a number of significant internal changes were completed including the implementation of a new UK pay deal, changes to pension arrangements, changes to field force terms and conditions and the continued implementation of a new UK operating model. In addition, the business identified target areas for significant efficiencies within its investment programme, implementing a number of these in 2013/14.

Overall, the UK business has significantly transformed its operational approach over the past year, with a drive for performance excellence ensuring that the business focuses on delivering the lowest sustainable cost solutions. The benefits of the savings achieved in both capital and operating costs will be shared with consumers. Around £70m of the total savings generated in the year will contribute to reducing future electricity and gas bills for consumers starting in 2015/16. National Grid’s share of these efficiencies contributed to the delivery of a strong start to the eight year RIIO price control.

In the US, a good underlying operating performance throughout the year, including during a very cold winter in the North East, underpinned a good overall result. Network reliability remained strong, benefitting from investments made in new infrastructure and emergency response.

The US regulated business delivered another year of increased capital investment, led by increased investment in gas distribution. Continuing the focus on supporting customers, the strong Group balance sheet allowed the business to delay recovery of some commodity price increases over the very cold winter to the summer period to help smooth the impact on customer bills.

In December, the US business successfully separated its Long Island electricity transmission and distribution activities, where National Grid previously managed LIPA’s assets under a management services contract. As a result around 2,000 National Grid employees transferred on 31 December 2013 to the new business operators, together with associated financial systems and other equipment.

Completing the financial systems aspects of the LIPA separation has allowed a full focus on progressing both the implementation of new US back office information systems and the work being undertaken to strengthen US financial controls. Over the course of the year the US business made significant progress in the activities required to upgrade the systems, with implementation expected in the summer. The focus is now on reducing the on-going costs associated with complex manual processes that are required to compensate for identified weaknesses in internal controls over financial reporting in the US while the implementation has been in progress. While these control deficiencies

National Grid	2013/14 Full Year Results Statement

have not reduced the quality of financial statements produced, they have necessitated significant additional cost. Overall, the business remains on track to successfully conclude the programme during 2014 with expected costs unchanged from the guidance provided last year.

Group safety performance has been good with the UK achieving world class standards in many areas. In the US overall safety KPIs showed some improvements year on year.

Long term growth prospects remain strong

The potential pipeline of attractive value adding investment opportunities remains very healthy, providing further scope for long term growth. A significant industry-wide investment requirement is expected over the coming decade in order to deliver new, cleaner, generation and connect new sources of energy to customers.

In the UK, the legislation that will formalise financial arrangements for generation investment over this period made significant progress during the course of the year. The Energy Bill has progressed through Parliament along the expected timetable, becoming the Energy Act in December 2013, and a number of key financial parameters for future generation investment have been clarified. National Grid expects that, subject to finalised legislation, the first allocation of contracts for differences and the first capacity mechanism auction will occur later in 2014. This is expected to produce increased clarity around new generation construction by the summer of 2015. This should, in turn, lead to greater clarity around National Grid’s UK Electricity Transmission load related investment requirement over the RIIO period.

In the meantime, National Grid’s UK regulated businesses have continued to invest at a significant rate. Non-load related and replacement spend of £1.2bn and load related spend of £0.8bn contributed to UK regulated asset value growth of £1.1bn in the year. National Grid expects to grow its UK regulated asset value by around 5% in 2014/15.

The Energy Act should add various responsibilities to National Grid’s system operator function in the role as EMR Delivery Body. In particular, National Grid expects to undertake administration of the new capacity mechanism and contract for difference allocation process alongside its core role of operating the high voltage electricity and high pressure gas systems in the UK.

In the US, customers are continuing to look for ways to reduce their fuel bills, including by switching to natural gas as a heating fuel. This presents an opportunity for National Grid to expand its networks and bring low-carbon, affordable energy to a significant number of new customers. There is also the opportunity to deliver environmental benefits from increased gas distribution pipe replacement. Over the year, discussions with regulators around frameworks to encourage this new network investment have increased significantly. National Grid is hopeful that an increased investment framework can form part of new rate filings that the US business expects to make going forward. Investment in US regulated operations increased in 2013/14, along with working capital increases, driving rate base growth of 9%.

Against the background of this developing operating and investment environment, over the last year National Grid continued to deliver the essential operational performance elements that underpin sustainable financial performance by the Group: reliable networks, customer service and safety of everyone affected by the Group’s operations.

Consistent strategy continues to deliver added value

The Group’s strategy is unchanged. It is focused on owning and operating gas and electricity transmission and distribution infrastructure in the UK and north eastern US.

To that end, National Grid invests in value-adding assets that should attract good returns while aiming to provide high standards of customer service through the efficient and safe operation of its networks. Driving these benefits for customers enables the continuation and further development of appropriate regulatory arrangements. The combination of an efficient business and effective regulatory

National Grid	2013/14 Full Year Results Statement

arrangements allows the Company to deliver attractive returns while managing risk on behalf of shareholders, customers and other stakeholders.

Performance in the year has underpinned sustainability of both asset and dividend growth

Over time, returns to shareholders should be delivered through a healthy growing dividend combined with growth in the per share value of equity assets. To ensure that the business is focused on creating sufficient value to support the dividend and its long-term growth, a new measure of Value Added has been introduced which captures the value created through investment attributable to equity holders. In other words, the change in total regulated and non-regulated assets including goodwill. This is then presented on a per share basis. Combined with the Return on Equity, which highlights the efficiency of the business, these two metrics now form the primary basis for future financial decision-making and this is reflected in the proposed long term incentive schemes for the management team.

Group Return on Equity 11.4%

Operating performance in 2013/14 was again strong. During the year, the UK regulated businesses delivered good returns of 12.7% in aggregate in the first year of their new price controls and the US operations reported returns (on a higher average equity ratio than the UK) of 9% or better for the second year running. Overall, other activities in the Group delivered a steady performance and the French interconnector to the UK produced a very strong result for the year. These helped to offset the headwinds from increased gearing assumptions and lower cost of debt allowances under the new UK price controls and the end of some deferral recoveries in the US. Strong treasury management helped to offset the higher carry costs of pre-financing growth and taxation costs were also reduced. As a result, overall post-tax Group Return on Equity was 11.4% (2012/13: 11.7%), notwithstanding the strong growth in assets.

Value Added of £2.1bn delivered through dividend and equity share of asset growth

The strong operating performance in the year was also reflected in the Value Added metric. This metric reflects the key components of value delivery to shareholders of dividend and growth in the value of National Grid’s assets net of the growth in net debt. The per share measure also reflects the funding of this growth and any dilution of the equity investment through, for example, scrip dividend take-up.

Overall Valued Added in the year was £2.1bn or 57.2p per share.

Value Added (£m constant currency)	2014	2013	Change	%
UK regulated assets[1]	25,245	24,259	986	4%
US regulated assets[2]	11,174	10,325	849	8%
Other invested capital	1,679	1,541	138	9%
Total group regulated and other assets	38,098	36,125	1,973	5%
Dividend paid in the year			1,059
Net Debt	(21,190)	(20,273)	(917)	(5%)
Movement in Goodwill			18
Value Added			2,133
Value Added per Share[3]			57.2p

1 Consists of the regulated asset values and other regulatory assets and liabilities of the UK businesses regulated under the RIIO price controls, i.e, UK Transmission Owner and System Operator and Gas Distribution assets

2 US regulated assets increased from $17.2bn to $18.7bn in the year. These represent rate base plus assets outside of rate base including working capital

3 Based on 3,729m weighted average shares for 2013/14

Of the Value Added in 2013/4, just over £1bn was paid to shareholders as cash dividends and £1.1bn was retained in the business. This compared with a £0.9bn increase in net debt (before currency

National Grid	2013/14 Full Year Results Statement

impacts). As a result, the Group was able to fund asset growth for the year with an appropriate mix of debt and equity and maintain a strong balance sheet.

The Board is confident that growth in assets, and cash flows, supported by improving cash efficiency and an exposure to attractive regulatory markets should help the Group to maintain strong, stable credit ratings and a consistent prudent level of gearing, while delivering attractive returns for shareholders.

Asset Growth 5% across the Group, £2.0bn in total at constant currency

During the course of 2013/14 National Grid grew its total regulated and other assets by £2.0bn to over £38bn. This reflected a net increase of £1.0bn (2012/13: £1.6bn) in UK regulated assets and a £0.8bn increase in the value of US regulated assets at constant currency. Within the UK business, asset growth included capitalised efficiencies or “performance RAV” of an estimated £51m.

Investment in assets outside of the principal regulated activities was £184m in the year. This included £53m in Metering and £44m in the LNG facility on the Isle of Grain. National Grid is involved in a number of other strategic investment opportunities in the UK and US although spend to date has been modest. These include interconnector projects in the UK, a carbon capture and storage initiative in the Humber region and several more early stage concepts. In the US, non-regulated spend has been minimal, reflecting the early stage development of the Clean Line transmission projects and repowering options on Long Island. More details on some of these individual investment programmes can be found in the separate business narratives later in this statement.

Net debt and gearing both lower, reinforcing strong balance sheet

Net debt as at 31 March 2014 was £21.2bn (2013: £21.4bn). The movement reflected operating and financing cash flows, continued capital investment and accretions on index linked debt which were more than offset by the significant impact of foreign exchange movements. As at 31 March 2013 the Group maintained approximately $21bn of its total financial liabilities denominated in US dollars as a substantial hedge of foreign exchange movements in the value of its US businesses. As a result, the movements resulting from the relative strength of the pound against the US dollar compared with a year ago decreased net debt by around £1.2bn.

National Grid’s overall “corporate” credit rating remains healthy at A-/A3 (S&P/Moody’s). During the year, several of National Grid’s operating company ratings were positively reviewed, reflecting improved regulatory frameworks and performance. Group gearing, measured as net debt as a proportion of total regulated asset base, was 58% at 31 March 2014, compared with 61% a year before. Retained Cash Flow (RCF) / Net Debt was 10.5%, comfortably above the current 9% level used by Moody’s as an indicative threshold in determining an A3 rating.

On average, National Grid expects to issue between £2.5bn and £3bn of long-term debt each year to fund the expansion of the business and to refinance maturing debt. The current credit ratings of the Group are an important factor in the businesses’ ability to access funding at attractive rates and in a wide range of currencies and markets. The Board believes that maintaining these credit ratings, with the resultant access to liquidity and attractive funding costs, is a key driver of value for the Group.

Dividend increase of 2.9% recommended in first year of new policy

The Board has recommended an increase in the final dividend to 27.54p per ordinary share ($2.3107 per American Depositary Share). If approved, this will bring the full year dividend to 42.03p per ordinary share, an increase of 2.9% over the 40.85p per ordinary share in respect of the financial year ending 31 March 2013. This 2.9% rise is in line with the increase in average RPI for the twelve months to 31 March 2014 compared with the average for 2012/13 as set out in the policy announcement of 28 March 2013. The decision to grow the dividend at the rate of RPI inflation this year is consistent with the Board’s wish to deliver healthy dividend growth combined with a considered approach to long term financing as discussed above.

National Grid	2013/14 Full Year Results Statement

If approved the final dividend will be paid on 20 August 2014 to shareholders on the register as at 6 June 2014. A scrip dividend alternative will again be offered, subject to approval, at the AGM in July. At the AGM, the Directors will again be seeking authority to allot and buy-back shares as is normal practice. Over the last four years these authorities have been only used to manage incentive plans and allot shares as part of the scrip dividend programme, resulting in the issuance of approximately 250 million new shares.

Going forward, the Board has decided to take a more active approach towards managing the dilution arising through the operation of its scrip dividend programme and at the same time to retain an appropriate degree of balance sheet support from the programme when required. The scrip dividend programme is an efficient means for many investors to reinvest cash dividends at a low cost in National Grid shares. However, excess take-up, over and above that required to make an effective and timely contribution toward the long-term financing of the Group, is undesirable. Excess take up both reduces the gearing of the Group to below an efficient level and dilutes the per share growth in the value of the business. Conversely, a period of low take-up could, in certain circumstances, reduce credit metrics to below a comfortable level for an A-/A3 credit rating for the Company as a whole. As a result, the Board’s intention is that the allotment and buy back authorities to be sought at the AGM will be used as required to ensure that the effective dilution and rating metric support created by the scrip dividend programme are managed to an appropriate balance for the circumstances of the business at the time. The Board does not expect that the use of these authorities will result in a significant level of new share issuance or share buy-backs.

Board changes

National Grid announced on 3 March 2014 the appointment of John Pettigrew, UK Chief Operating Officer, to the Board with effect from 1 April 2014. John has been a member of the Executive Committee since 2012 and is responsible for the UK Transmission Owner and Gas Distribution businesses within National Grid.

As announced separately today, Nick Winser, Executive Director, UK, has decided not to stand for re-election as a director of National Grid plc at the Company’s 2014 Annual General Meeting to be held in July. Nick is planning to retire in 2015 and, until then, will continue as Chairman of National Grid’s two principal regulated UK subsidiaries and as President of ENTSO-E, the European industry body.

During the year Mark Williamson became Senior Independent Director and Chairman of the Audit Committee and Jonathan Dawson assumed chairmanship of the Remuneration Committee. In addition, as previously communicated, Maria Richter, Finance Committee Chairman, will step down following the conclusion of the AGM on 28 July 2014. She will be succeeded as Chairman of the Finance Committee by Therese Esperdy who joined the Board on 18 March 2014.

Therese Esperdy’s appointment completes a significant transition of the Board over the last three years. The membership and key roles have been successfully changed to sustain a diverse and appropriate range of skills and experience on the Board as the business continues in the next stage of its evolution. As a result, shareholders should expect to benefit from continued strong governance and stewardship.

National Grid	2013/14 Full Year Results Statement

OUTLOOK

National Grid has secured a strong platform for growth through its price controls and rate filings in the UK and US, defining attractive levels of potential investment and returns for investors. In addition, the Company continues to develop additional business opportunities in closely related areas, including transmission projects, interconnectors and other regulated investments.

There remains further opportunity to drive efficiency and operational excellence across the UK and US businesses, improving customer service and creating value for consumers.

As at the end of the year, the Group’s balance sheet was strong, with a healthy level of gearing and stable credit ratings, underpinned by attractive profit and cashflow. As a result, investments are helping to build a stronger business from which National Grid expects to deliver healthy returns and good organic growth to support the commitment to sustainable dividend growth.

National Grid	2013/14 Full Year Results Statement

FINANCIAL REVIEW

Unless otherwise stated, all financial commentaries in this release are given on an adjusted basis at actual exchange rates. For definitions see the definitions and metrics section on pages 35 to 42 of this statement.

Operating profit	Year ended 31 March
(£m)	2014	2013	% change
UK Electricity Transmission	1,087	1,049	4
UK Gas Transmission	417	531	(21)
UK Gas Distribution	904	794	14
US Regulated	1,125	1,254	(10)
Other activities	131	11	n/a
Group total operating profit	3,664	3,639	1

Other selected financial information	Year ended 31 March
(£m)	2014	2013	% change
Depreciation and amortisation	(1,416)	(1,361)	(4)
Net finance costs	(1,108)	(1,124)	1
Taxation	(581)	(619)	6
Share of post-tax results of joint ventures	28	18	56
Earnings attributable to minority interest	12	(1)	n/a
Earnings attributable to equity shareholders	2,015	1,913	5

Other selected financial information	Year ended 31 March
(£m) – constant currency	2014	2013	% change
US Regulated operating profit	1,125	1,216	(7)
Other activities operating profit	131	15	n/a
Group total operating profit	3,664	3,605	2
Timing adjustment	42	(17)	n/a
Major storm adjustment	-	133	n/a
Operating profit excl. major storms and timing	3,706	3,721	-
Depreciation and amortisation	(1,416)	(1,347)	(5)
Net finance costs	(1,108)	(1,107)	-

National Grid	2013/14 Full Year Results Statement

Operating profit and controllable costs

Operating profit was £3,664m, up £25m (up 1%) compared with last year at actual exchange rates. The year-on year movement in exchange rates had a £34m negative impact on operating profit. On a constant currency basis, operating profit was up £59m (up 2%). This included a negative year on year timing adjustment of £59m:

Over/(under)-recovery (£m – constant currency)	Year ended 31 March		Year on year
	2014	2013	change
Balance at start of period (restated)	102*	106
In-year over/(under)-recovery	(42)	17	(59)
Balance at end of period	60	123

Operating profit	3,664	3,605	59
Adjust for timing differences	42	(17)	59
Operating profit excluding timing	3,706	3,588	118
Major storm adjustment	-	133	(133)
Operating profit excluding timing and major storms	3,706	3,721	(15)

*restated to reflect finalisation of UK timing balances

Operating profit excluding timing increased by £118m (up 3%) on a constant currency basis. Included in this movement was a decreased charge associated with major storms this year compared with 2012/13.

Major storms in 2012/13 (Superstorm Sandy and the Nemo snow storm) reduced operating profit in that year by £133m at constant currency. Removing this positive year on year impact, operating profit for 2013/14. excluding timing and major storms at constant currency, decreased by £15m.

In the Group’s regulated businesses, net regulated income increased by £134m partly due to the impact of RPI indexation and the first year of the new RIIO price controls on UK regulated revenues, partly offset by the end of a 15-month programme of deferral recoveries in upstate New York on 31 March 2013. Post-retirement costs decreased by £9m and bad debts decreased by £3m. Depreciation and amortisation increased by £42m and regulated controllable costs increased by £125m. Other costs, including the impact of year on year changes in environmental liabilities and the impact of smaller storms, increased by £59m.

The Group’s other activities, excluding £51m of storm-related costs in 2012/13, contributed £65m more to operating profit than last year on a constant currency basis, primarily due to increased revenues in the French Interconnector business. This strong interconnector performance was partly offset by an increase in US information system and process costs relating to the continuing implementation of new financial systems and processes including a new SAP system. Metering operating profit also increased by £12m following the non-recurrence of a number of provisions in relation to contractual matters in 2012/13.

Regulated controllable costs increased by £125m (up 6%) on a constant currency basis compared with last year, reflecting higher information systems costs, inflationary impacts on salaries and other costs, increases in insurance costs alongside cost true ups in the US identified during the implementation of new accounting systems. A continued drive for efficiency across National Grid’s businesses and the benefits from the UK restructuring programme helped to partially mitigate these impacts.

Interest and taxation

Net finance costs were £1,108m, £16m lower than 2012/13 at actual exchange rates and £1m higher than 2012/13 at constant currency.

National Grid	2013/14 Full Year Results Statement

Continued refinancing of debt at lower prevailing interest rates and strong treasury management enabled the Group to offset the cost of carry associated with increased cash and investment balances compared with 2012/13 and minimise increases in the overall interest charge before the impact of exchange rate movements.

The effective interest rate on Treasury managed debt for the year was 4.9% compared with 5.1% in 2012/13.

Interest cover was 4.1x compared with 3.9x in 2012/13, comfortably above National Grid’s target of exceeding 3.0x.

Profit before tax was up 2% at actual exchange rates to £2,584m. Excluding the impact of timing, major storms and currency movements, profit before tax was almost unchanged compared with 2012/13.

The tax charge on profit was £581m, £38m lower than 2012/13 at actual exchange rates, principally reflecting a reduced UK corporation tax rate, and an increased proportion of Group profit before tax in UK operations. As a result, the reported effective tax rate decreased to 22.5% from 24.4% in the previous year.

Despite the reduction in the UK corporation tax rate, corporation tax paid in the UK in 2013/14 increased by £86m to £329m.

Other earnings metrics, EPS, exceptional and statutory earnings

The Company’s share of post tax results of joint ventures and associates was £28m, up £10m from 2012/13, following an increased contribution from the BritNed interconnector. Earnings attributable to non-controlling interests were £(12)m (2012/13 £1m), principally representing the impact of consolidating the Clean Line operations.

As a result, earnings attributable to equity shareholders were up £102m compared with 2012/13 at £2,015m. Earnings per share increased 5% from 51.4p last year (restated for the impact of shares issued under the scrip dividend programme) to 54.0p. Excluding the impact of timing and major storms, earnings per share increased by 3% year on year to 54.9p.

Exceptional items, remeasurements and stranded cost recoveries increased statutory earnings by £461m after tax. A detailed breakdown of these items can be found on page 53. After these items and non-controlling interests, statutory earnings for continuing operations attributable to equity shareholders were £2,476m.

Statutory basic earnings per share from continuing operations were 66.4p compared with 57.8p (restated) last year.

Cash flow

Operating cash flow, before exceptional items, remeasurements, stranded cost recoveries and taxation, was £4,569m, £420m higher than 2012/13, principally reflecting the impact of major storms in 2012/13 and the working capital impacts of these storms, other weather impacts and commodity prices in the US.

Funding and Net Debt

Net debt as at 31 March 2014 was £21.2bn (2013: £21.4bn).

Debt issuance in the year was primarily focused on refinancing maturing debt via US holding companies. National Grid North America issued new bonds of up to 5 year maturities and, in the UK, National Grid issued one, 24 year maturity, £40m index linked bond. Debt maturities in the year were mostly funded out of the £6.1bn cash and investments that the Group held as at 31 March 2013. As a

National Grid	2013/14 Full Year Results Statement

result, the Group was able to reduce cash and investment balances as at 31 March 2014 to £3.9bn of which around £2.8bn is available for liquidity purposes.

Credit rating metrics as indicators of balance sheet strength remained comfortably above the levels indicated by credit rating agencies as appropriate for the current group rating levels. FFO to net debt was 15.7% and RCF to debt was 10.5%.

During the year, Moody’s upgraded the credit ratings of a number of bonds issued by National Grid’s downstate New York gas businesses from A3 to A2, reflecting a more positive view of the regulatory environment around those businesses.

Overall net debt as a proportion of total regulated asset base at 31 March 2014 was approximately 58% compared with 61% at 31 March 2013.

National Grid	2013/14 Full Year Results Statement

BUSINESS REVIEW

In addition to IFRS profit measures, to aid understanding of the performance of the regulated businesses, National Grid calculates a number of additional regulatory performance metrics. These metrics aim to reflect the impact of performance in the current year that is expected to impact future regulatory revenue allowances. This includes the creation of future regulatory revenue adjustment balances and the impact of current year performance on the regulated asset base. These metrics also seek to remove the impacts on current year revenues relating to “catch up” or “sharing” of elements of prior year performance for example the sharing of prior year efficiencies with customers.

These metrics include return on equity and regulated financial performance.

Year ended 31 March (UK and Group) Calendar year (US)	Regulatory Debt:Equity assumption	Achieved Return on Equity		Base or Allowed Return on Equity
%		2014	2013	2014	2013
UK Electricity Transmission	60:40	12.4	11.8	10.2	10.2
UK Gas Transmission	62.5:37.5	12.8	17.2	10.0	10.2
UK Gas Distribution	65:35	13.0	13.5	9.9	10.5
US Regulated	avg. 50:50	9.0	9.2*	9.8	9.8
Total Group		11.4	11.7*

*excluding major storms

Overall Group return on equity was 11.4% (prior year 11.7%) reflecting a strong first year in the UK under the new RIIO price controls combined with sustained performance in the US.

Year ended 31 March	Regulated Asset Value or Rate Base		Total Regulated Assets or Invested Capital
(£bn, at constant currency)	2014	2013*	2014	2013*
UK Electricity Transmission	10.9	10.0	11.1	10.2
UK Gas Transmission	5.5	5.4	5.7	5.6
UK Gas Distribution	8.5	8.4	8.5	8.4
US Regulated	9.8	9.0	11.2	10.3
Other Activities (invested capital only)			1.7	1.5
Total Group			38.1	36.1

*March 2013 UK regulatory asset value restated to reflect RIIO regulatory outcome

Total Group regulated assets grew 5% reflecting growth in all businesses but with UK Electricity Transmission RAV and US rate base in particular up 8% and 9% respectively.

Year ended 31 March	Adjusted Operating profit
(£m, at actual exchange rate)	2014	2013
UK Electricity Transmission	1,087	1,049
UK Gas Transmission	417	531
UK Gas Distribution	904	794
US Regulated	1,125	1,254
Other Activities	131	11
Total Group	3,664	3,639

Total Group adjusted operating profits improved by 1% to £3,664m.

National Grid	2013/14 Full Year Results Statement

REVIEW OF UK ELECTRICITY TRANSMISSION OPERATIONS

Strong operational performance in 2013/14 in reliability and safety

UK Electricity Transmission delivered a positive start to its new eight year RIIO price controls with a solid return on equity and good growth in assets while maintaining high standards of reliability and network efficiency. The business has responded well to the challenging efficiency and incentive targets set by the regulator, delivering a step-change business improvement in order to perform well against these targets both operationally and financially. Safety and network reliability remain key performance objectives for the business. During 2013/14 UK Electricity Transmission delivered another year of high reliability particularly during the exceptionally bad weather period of wind and flooding over the winter. In part, this demonstrated the benefit of recent investment in resilience, including flood defences, on the network. UK Electricity Transmission also made significant further improvements in safety performance. Maintaining and building on this safety progress remains a key priority for the business.

Regulated Returns and Financial Performance reflect good efficiency and incentive delivery

Return on Equity 220bp above base levels

Return on equity for the year, using a long run inflation rate of 3%, was 12.4% compared with a regulatory assumption, used in calculating the original revenue allowance, of 10.2%. The principal components of the difference are shown in the table below

Return on equity
Base return (including avg. 3% long run inflation)	10.2%
Pre-determined additional allowances	0.7%
Totex incentive mechanism	0.8%
Other revenue incentives	0.7%
Total return on equity	12.4%

Totex efficiencies made a healthy contribution to outperformance in the year. Totex was £1.53bn compared with an estimated allowance, adjusted for outputs and phasing of spend, of £1.60bn. The Company’s share of this efficiency saving is expected to be £32m. Much of this saving is reflected in an estimate of increased regulatory asset value or “performance RAV” which is shown in the roll forward of regulatory asset value and the overall regulated financial position.

The positive totex performance in the year was principally driven by efficiencies within the capital investment programme including significant savings against non-load related allowances. Operating costs were around £20m higher than allowance reflecting £23m of costs associated with a significant restructuring programme. These restructuring costs are expected to deliver additional efficiencies in future years and create a good platform to drive further totex performance.

Several major activities and change programmes contributed to the incentive performance in 2013/14. In the run up to and during the first few months of the first year of the new RIIO price control the business finalised the new UK operating model which has now been fully implemented. This resulted in a number of cost efficiencies and process improvements. Overall, over 150 people have left the business as part of the restructuring. Addressing the need to reskill and realign activities, new end-to-end process functions were created to simplify decision making and drive efficiency.

In addition to reviewing internal processes in order to drive performance and align with RIIO deliverables, National Grid has made further progress in its approach to partnering and has put in place revised contracts for the delivery of many of its major electricity transmission capital programmes. These new arrangements better reflect the way the businesses are now incentivised, ensuring that all parties continue to benefit from delivering relevant outputs in a cost effective manner. Further initiatives can be introduced as existing contracts mature which are expected to generate further savings in the years ahead.

National Grid	2013/14 Full Year Results Statement

Innovation, together with changes to the approach used to create best-value engineering solutions, also generated significant new totex savings. The business now has clear long-term objectives to sustain network reliability and asset health at the lowest total cash cost. National Grid has developed a strong pipeline of innovative solutions to help improve asset performance, through predictive analysis and new refurbishment techniques. Early progress has already led to savings within asset health activities and opened up new opportunities within asset replacement programmes, optimising cash investment and improving returns. The use of such techniques enabled National Grid to deliver its largest ever single year reconductoring upgrade on the Harker-Hutton line, increasing the capacity of the circuits that facilitate transfers from Scotland by 1,700MW with significant savings.

In addition, a renewed focus on the more traditional revenue incentive schemes contributed to a solid first year performance. The positive revenue incentive performance in the year was principally driven by a strong result in the first year of the new Balancing Services Incentives Scheme (BSIS) which contributed an additional £25m of pre-tax profit. Reliability, customer service incentives and SF6 leakage performance also delivered good incentive out turns in the year. The business has scope to make further improvements in incentives as communication programmes and performance improvements start to deliver expected benefits for customers and consumers. Overall, the UK Electricity Transmission business delivered 70bp of additional returns through other revenue incentives, including BSIS. On a pre-tax basis, this equates to an estimated £37m of additional revenue allowance, some of which remains to be recovered in future years.

Regulated Financial Performance up 8% year on year

The regulated financial performance calculation provides a measure of the performance of the regulated operations before the impacts of interest and taxation. It adjusts reported operating profit to reflect the impact of the businesses’ regulatory arrangements when presenting financial performance.

Regulated financial performance for UK Electricity Transmission increased to £1,066m from £989m, up 8%. The year on year movement reflected the £827m increase in regulated asset value and the higher achieved operational return on equity, partially offset by the lower allowed cost of debt under the new RIIO regulatory arrangements (2.92% real compared with 3.25% real in 2012/13).

Other regulatory assets and liabilities (“regulatory IOUs”)

During the year, differences arose between the forecasts used by the regulator when setting target revenues and the actual performance the business has delivered. Some of these are expected to impact future regulated revenues. For example, some revenue collected in the year was associated with delivering forecast outputs that customers have not actually required. This revenue will be returned to customers at a future date through adjustments to future revenue allowances. The total of all such (estimated) future adjustments are included in the balance of “other regulatory assets and liabilities” and are outside of the calculation of RAV. These include timing balances.

In the year, net other regulatory assets reduced by £19m, leaving a closing balance of £183m to recover from customers in future years.

Reconciliation of regulated financial performance to operating profit (£m)	2014	2013	% change
Operating profit	1,087	1,049	4
Movement in regulatory “IOUs”	(19)	(29)
Deferred taxation adjustment RAV indexation (avg. 3% long run inflation)	53 301	30 274
Regulatory v IFRS Depreciation difference	(337)	(309)
Fast/Slow money adjustment	(2)	-
Pensions	(47)	(26)
Performance RAV created	30	-
Regulated financial performance	1,066	989	8

National Grid	2013/14 Full Year Results Statement

Regulated Financial Position grown by 5%

£m
Opening Regulated Asset Value (RAV)*	10,044
Asset additions (aka slow money) (actual)	1,220
Performance RAV or assets created	30
Inflation adjustment (actual RPI 2.5%)	257
Depreciation and Amortisation	(680)
Closing RAV	10,871

Opening balance of other regulated assets and (liabilities)	202
Movement	(19)
Closing balance	183

Closing Regulated Financial Position	11,054

*March 2013 UK regulatory asset value restated to reflect RIIO regulatory outcome

Investment activities in 2013/14

Capital investment in UK Electricity Transmission was £1,381m, £49m lower than the prior year. The difference reflected increased investment in the Western HVDC link and the London power tunnels project more than offset by fewer large scale overhead line projects and an enhanced focus on “value engineering”, in other words reviewing project scope and outputs to drive efficient ways to deliver connections, assets and solutions at lower cost. The benefit of a successful value engineering approach is that capital spend is reduced and customer bills are also reduced while sustaining attractive levels of asset growth, in part driven by the performance RAV or assets created.

The business also invested less than originally forecast in additional site security enhancements, pending a review of the appropriate need. This was one of several areas where the business has chosen not to invest until the customer requirement and benefit is clear. Under the new regulatory arrangements, this approach also reduces customer bills in the next few years as allowances are adjusted to match actual outputs. Overall, investment in the year reflected £630m of non-load related investment representing enhancements to the security, reliability and efficiency of the system through replacement and renewal of assets. In addition, investment included £751m of load related spend.

Regulatory and other business developments

The business benefited from a stable regulatory environment during 2013/14. The Electricity Market Reform changes introduced in the most recent Energy Bill may have an impact in the medium term on the business through changes in the demand for new connections to the grid. In the short term, the changes are not expected to be material to the business’ overall growth or performance opportunities.

Future activities and outlook

The outlook for UK Electricity Transmission in 2014/15 is positive in terms of continued delivery of returns and asset growth. Good opportunities remain for the business to deliver healthy outperformance led by both revenue and totex incentives. The business continues to implement programmes to develop innovative ways to deliver regulatory outputs at a lower sustainable cash cost which should continue to enhance returns above the allowed base level and drive value-adding growth within the business.

The business will continue to implement the new operating model and focus on delivering the outputs required under the new RIIO arrangements in order to deliver the benefits for customers and investors from increased efficiency in operations and capital investment activities.

National Grid expects UK Electricity Transmission capital investment in 2014/15 to decrease slightly compared with the 2013/14 level. As a result, growth in regulated asset value, including a long-run inflation assumption of around 3%, is expected to be around 8% again in 2014/15.

National Grid	2013/14 Full Year Results Statement

APPENDIX to REVIEW OF UK ELECTRICITY TRANSMISSION OPERATIONS

Revenue and Costs in 2013/14 on an IFRS basis

On an IFRS basis UK Electricity Transmission operating profit was £1,087m, up £38m or 4%. This was a lower increase than expected driven mainly by timing. Revenues in the year were lower than the targeted level as milder weather reduced the level of collected revenue below expectations. This forms part of the timing adjustments below. This impact was partly offset by a good performance under the new BSIS scheme. Adjusting for timing movements, operating profit increased by £127m.

The principal components of the movement in operating profit are shown below.

	Year ended 31 March
(£m)	2014	2013	% change
Net revenue	1,732	1,651	5%
Regulated controllable operating costs	(269)	(242)	(11)%
Post-retirement costs	(32)	(34)	6%
Other Costs	(1)	(3)	67%
Depreciation and amortisation	(343)	(323)	(6)%
Operating profit	1,087	1,049	4%
Timing impact	(60)	29
Operating profit excluding timing	1,147	1,020	12%

Net revenue (net of pass through costs) increased by £81m. Excluding timing impacts of £89m, net regulated revenue increased by £170m. This reflected a £113m increase in the core regulated revenue allowances and £57m increase in incentive performance. BSIS performance in the year generated the maximum allowed profit of £25m and combined with £2m of income adjusting events and renewable generation forecasting performance, compared with a loss of £30m in the prior year, generated year on year benefits of £57m. Other revenues were unchanged.

Regulated controllable costs (excluding post-retirement costs) increased by £27m partly reflecting increased legal costs and the impact of inflation. Post-retirement costs decreased by £2m.

Depreciation and amortisation increased by £20m, reflecting investment driven growth in the asset base.

National Grid	2013/14 Full Year Results Statement

REVIEW OF UK GAS TRANSMISSION OPERATIONS

Strong operational performance in 2013/14 driven by safety and restructuring

UK Gas Transmission delivered a positive start to its new eight-year RIIO price controls with a solid return on equity and steady growth in assets. The business continued to invest in maintaining high standards of reliability and security and improving environmental performance within the compressor fleet. Safety performance was exceptionally strong in the year with no lost time injuries amongst employees or contractors. During the year, the business also completed the transformation to a new organisational structure to drive further efficiencies and innovation. The mild winter resulted in lower volumes through the network but challenges from flooding remained. Despite these challenges the business delivered much higher network availability levels, reflecting the benefit of recent investments. The UK Gas Transmission team continue to work closely with customers and stakeholders to ensure that the network remains adaptable to more testing load conditions than experienced during the last winter and can continue to meet customer needs economically and efficiently.

Regulated Returns and Financial Performance reflect benefits of prior period efficiencies and good incentive delivery

Return on Equity 280bp above base levels

Return on equity for the year, using a long run inflation rate of 3%, was 12.8% compared with a regulatory assumption, used in calculating the original revenue allowance, of 10.0%. The principal components of the difference are shown in the table below.

Return on equity
Base return (including avg. 3% long run inflation)	10.0%
Pre-determined additional allowances	2.1%
Totex incentive mechanism	(0.4)%
Other revenue incentives	1.1%
Total return on equity	12.8%

The business under-performed against the targets set by the new totex incentive mechanism in the first year of the RIIO control. £26m of capex spend in the year was allowed for under the previous price control but was delayed until the current year and, as a result, had no associated totex allowance under the new RIIO price control. Much of the impact of this was offset by other efficiencies. As a result, totex was approximately £290m compared with an estimated allowance, adjusted for outputs and phasing of spend, of around £270m. The Company’s share of this difference is expected to be £(7)m, some of which results in a negative “performance RAV”.

Overall, operating costs were around £3m higher than allowance reflecting £9m of costs associated with the significant restructuring programme. The restructuring has not been purely focussed on reducing headcount, but rather improving productivity. Leveraging the efficiencies generated by the new operating model, the business has been able to reduce previously outsourced activities and achieve cost savings alongside the headcount reduction. The costs associated with the restructuring and reorganisation reduced the overall level of return this year, but are expected to support totex performance in future years.

Alongside internal productivity improvements, National Grid has made further progress in driving totex benefits through relationships with its contracting partners. The UK Gas Transmission business has signed new framework contracts with a select number of suppliers, transforming the way the business contracts for asset refurbishment. This should allow for both higher quality and greater value for money through closer management of contractors with a proven track record of delivery.

UK Gas Transmission has also delivered multiple innovation projects using additional funding available through the network innovation allowance funding. These included the use of novel techniques to

National Grid	2013/14 Full Year Results Statement

protect pipelines from damage at road crossings at substantially reduced costs and construction times and trialling 3D models that allow for more efficient and cost effective construction.

More established revenue incentive schemes, particularly system operator incentive schemes, contributed to a solid first year performance. Constraint management, transportation support services and shrinkage incentives delivery produced the largest benefits in the year. Overall the UK Gas Transmission business delivered 110bp of additional returns through other revenue incentives. On a pre-tax basis, this equates to an estimated £26m of additional revenue allowance, some of which remains to be recovered in future years.

The strong contribution from pre-determined allowances results mainly from legacy incentives relating to entry and exit capacity mechanisms.

Regulated Financial Performance down 16% year on year

An explanation of the regulatory financial performance measure can be found in the section on UK Electricity Transmission and in the glossary before the notes to this statement.

Regulated financial performance for UK Gas Transmission decreased to £552m from £661m, down 16%. This reflected good incentive performance and the increase in revenues associated with increased regulated asset value but was more than offset by the lower achieved operational return on equity, which was particularly high in 2012/13 driven by the recovery of £50m of income relating to gas permits. The lower allowed cost of debt under the new RIIO regulatory arrangements (2.92% real compared with 3.25% real in 2012/13) and the increased gearing assumption (from 60% to 62.5%) also contributed to the reduction in regulated financial performance.

Other regulatory assets and liabilities (“regulatory IOUs”)

In the year, net other regulatory assets reduced by £28m, leaving a closing balance of £180m to recover from customers in future years. This included recovery in the year of balances associated with pensions and logged up revenues.

Reconciliation of regulated financial performance to operating profit (£m)	2014	2013	% change
Operating profit	417	531	(21)
Movement in regulatory “IOUs”	(28)	(17)
Deferred taxation adjustment	12	58
RAV indexation (avg. 3% long run inflation)	162	153
Regulatory v IFRS Depreciation difference	(2)	(10)
Fast/Slow money adjustment	44	-
Pensions	(46)	(54)
Performance RAV created	(7)	-
Regulated financial performance	552	661	(16)

National Grid	2013/14 Full Year Results Statement

Regulated Financial Position grown by 2%

£m
Opening Regulated Asset Value (RAV)*	5,408
Asset additions (aka slow money) (actual)	187
Performance RAV or assets created	(7)
Inflation adjustment (actual RPI 2.5%)	133
Depreciation and Amortisation	(174)
Closing RAV	5,547

Opening balance of other regulated assets and (liabilities)	208
Movement	(28)
Closing balance	180

Closing Regulated Financial Position	5,727

*March 2013 UK regulatory asset value restated to reflect RIIO regulatory outcome

Investment activities in 2013/14

UK Gas Transmission invested £181m over the year, mostly reflecting £177m of non-load related spend including asset replacement and emission reduction and site security enhancements.

The business has already made significant efforts to adapt its investment approach in accordance with the principles of the new RIIO regulatory arrangements. As an example Gas Transmission used innovative techniques to protect a section of the 1.2m (48”) diameter pipeline that carries gas from the LNG importation terminals at Milford Haven prior to the construction of a new road. This was a material change to previous ways of working which enabled the business to meet customer timetables without disrupting gas supplies.

In total, capital investment was £68m lower than in 2012/13 reflecting the completion of the major Tirley pressure reduction station on the Milford Haven pipeline in 2012/13 and some reductions in non-load related and site security expenditure.

Regulatory and other business developments

The business has benefited from a stable regulatory environment during 2013/14. The mild winter has left UK gas storage stocks in a healthy position and the import capability of the UK remains strong and diversified. The situation will require further review as the business prepares for the winter months and an update is expected to form part of the winter outlook in October.

Future activities and outlook

The outlook for UK Gas Transmission in 2014/15 is positive in terms of continued delivery of returns and asset growth. The strong contribution from legacy incentive schemes is expected to continue and the benefits of the new UK operating model and changes to contracting arrangements are expected to enable improved totex performance from increased efficiency in operations and capital investment activities. The business does not, however, expect to have the opportunity to deliver significant increases in returns above 2013/14 levels from these totex efficiencies for 2014/15 as the absolute level of spend in the business is expected to remain relatively low. This reflects an updated view of customer requirements in the near term.

National Grid expects UK Gas Transmission capital investment in 2014/15 to remain broadly flat year on year. As a result, growth in regulated asset value, including a long-run inflation assumption of around 3%, is expected to be around 3% in 2014/15.

National Grid	2013/14 Full Year Results Statement

APPENDIX to REVIEW OF UK GAS TRANSMISSION OPERATIONS

Revenue and Costs in 2013/14 on an IFRS basis

On an IFRS basis UK Gas Transmission operating profit was £417m, down £114m or 21%. This was a slightly larger decrease than expected driven mainly by timing. Revenues in the year were lower than the targeted level impacted by the milder weather. This forms part of the timing adjustments below. Adjusting for timing movements, operating profit decreased by £76m.

The principal components of the movement in operating profit are shown below.

(£m)	Year ended 31 March
	2014	2013	% change
Net revenue	735	853	(14%)
Regulated controllable operating costs	(117)	(122)	4%
Post-retirement costs	(18)	(19)	5%
Other operating costs	(11)	(19)	42%
Depreciation and amortisation	(172)	(162)	(6%)
Operating profit	417	531	(21%)
Timing impact	(21)	17
Operating profit excluding timing	438	514	(15%)

Net revenue (net of pass through costs) decreased by £118m. Excluding timing impacts of £38m, net regulated revenue decreased by £80m. This reflected a £50m reduction in permit income, and a £45m decrease in core regulated allowed revenues (net of pass through costs and revenues collected on behalf of others) in the first year of the new RIIO price control. This was partly offset by £12m of higher revenue incentive performance and £3m of other increased (LNG) revenues.

Regulated controllable costs (excluding post-retirement costs) decreased by £5m due to the non-recurrence of an environmental provision charge in 2012/13 partly offset by additional costs relating to the closure of LNG facilities. Post-retirement costs decreased by £1m.

Depreciation and amortisation increased by £10m, reflecting investment driven by growth in the asset base and early commissioning of new assets. Other operating costs decreased by £8m, mostly reflecting a £9m asset write off in 2012/13.

National Grid	2013/14 Full Year Results Statement

REVIEW OF UK GAS DISTRIBUTION OPERATIONS

Good operational, safety and financial progress focussed on customer needs

UK Gas Distribution delivered a strong first year of the new eight year RIIO price control period. The business has improved on customer complaints and maintained emergency response standards above the required levels whilst driving for improved customer satisfaction metrics. At the same time, the UK Gas Distribution business replaced around 1,600km of metallic mains with new polyethylene pipes, delivering above-target risk reduction outputs alongside environmental benefits from reduced leakage.

Many of these outputs have financial incentives under the new RIIO price control arrangements. The new Gas Distribution Strategic Partnerships (GDSP) with Balfour Beatty and tRIIO, which came into effect on 1 April 2013, are also performing well under the enhanced focus on commercial contract management within the business. The success of these contractual arrangements is key to delivering under the critical totex incentive and driving good returns over the whole RIIO period. The early evidence of the performance of UK Gas Distribution’s business partners has been positive.

Overall safety performance also improved with one initiative leading to a 14% reduction in cable strikes during National Grid excavations in 2013/14.

Regulated Returns and Financial Performance reflect good efficiency and incentive delivery

Return on Equity 310bp above base levels

Return on equity for the year, using a long run inflation rate of 3%, was 13.0% compared with a regulatory assumption, used in calculating the original revenue allowance, of 9.9%. The principal components of the difference are shown in the table below

Return on equity
Base return (including avg. 3% long run inflation)	9.9%
Pre-determined additional allowances	0.1%
Totex incentive mechanism	2.8%
Other revenue incentives	0.2%
Total return on equity	13.0%

UK Gas Distribution drove significant outperformance against regulatory cost allowances through the new totex incentive mechanism. Much of this came through efficient delivery of the mains replacement programme. The bulk of this programme is undertaken by the business’ GDSP partners. UK Gas Distribution put in place these contractual partnership arrangements ready for the start of the RIIO period. This enabled the business to deliver the mains replacement programme for the year at a significantly reduced unit cost compared with both 2012/13 and to the regulatory assumption.

Overall, totex was £0.91bn compared with an estimated allowance, adjusted for outputs and phasing of spend, of £1.03bn. The Company’s share of this efficiency saving is expected to be around £80m. Some of this saving is reflected in an estimate of increased regulatory asset value or “performance RAV” which is expected to drive additional revenues in future years. This is shown in the roll forward of regulatory asset value and the overall regulated financial position.

The business also delivered good performance from revenue incentives. National Grid continues to seek to minimise the impacts of its activities on the environment by, for example, reducing gas leakage from its pipeline network through active pressure management and the mains replacement programme. This has resulted in enhanced returns, after sharing with customers, under the environmental incentive. In addition, National Grid and customers have benefited from lower capacity bookings through improved demand forecasting and utilising the changed commercial arrangements. Overall the UK Gas Distribution business delivered around 20bp of additional returns through other revenue incentives after sharing. On a pre-tax basis, this equates to an estimated £9m of additional revenue allowance.

National Grid	2013/14 Full Year Results Statement

Regulated Financial Performance down 1% reflecting regulatory reset

An explanation of the calculation of regulatory financial performance can be found in the section on UK Electricity Transmission and in the glossary before the notes to this statement.

Regulated financial performance for UK Gas Distribution decreased to £855m from £868m. The year on year movement in regulated financial performance reflected the benefit of revenues based on an increased regulated asset value offset by the lower achieved operational return on equity, the lower allowed cost of debt under the new RIIO regulatory arrangements and the increased regulatory gearing assumption (62.5% to 65%).

Other regulatory assets and liabilities (“regulatory IOUs”)

In the year, net other regulatory assets reduced by £59m, leaving a closing balance of £51m to return to customers in future years. Much of this movement relates to timing over-recoveries in the current year.

Reconciliation of regulated financial performance to operating profit (£m)	2014	2013	% change
Operating profit	904	794	14
Movement in regulatory “IOUs”	(59)	10
Deferred taxation adjustment	85	76
RAV indexation	252	239
Regulatory v IFRS Depreciation difference	(149)	(20)
Fast/Slow money adjustment	(197)	(228)
Pensions	(9)	(3)
Performance RAV created	28	-
Regulated financial performance	855	868	(1)

Regulated Financial Position grown by 1%	£m
Opening Regulated Asset Value (RAV)*	8,389
Asset additions (aka slow money) (actual)	313
Performance RAV or assets created	28
Inflation adjustment (RPI at 2.5%)	205
Depreciation and Amortisation	(420)
Closing RAV	8,515

Opening balance of other regulated assets and (liabilities)	8
Movement	(59)
Closing balance	(51)

Closing Regulated Financial Position	8,464

*March 2013 UK regulatory asset value restated to reflect RIIO regulatory outcome

Investment activities in 2013/14

The business has taken a number of new approaches to delivering capital and replacement projects in new, innovative and lower cost ways. One notable example has been the use of a repair robot called CISBOT to fix a leaking 18 inch gas main in London, the first time in Great Britain that a main of this size has been fixed by such a robotic device. Benefits included reduced traffic disruption and avoiding the need to shut off the gas while doing the repair work.

Overall capital investment in UK Gas Distribution was £480m, including £346m of replacement expenditure. This was significantly lower (£186m) than the previous year. The business reduced capex by £65m year-on year partly through completion of front office system investment in 2012/13 and partly

National Grid	2013/14 Full Year Results Statement

through reduced site security spend pending a further review with the Department of Energy and Climate Change of the benefit to customers. The business also delivered a large, £121m, reduction in replacement expenditure, in part due to reduced workload requirements as a result of changes to the iron mains replacement programme and also significant contractor rate reductions under the new GDSP arrangements.

Regulatory and other business developments

2013/14 was the first year of the new 8 year RIIO price control and this has resulted in a stable regulatory environment for the business during 2013/14. Customer expectations are increasing in many areas and National Grid is responding to this trend by focusing further efforts on providing a good quality service at an affordable price and carrying out works in the most efficient way possible.

Future activities and outlook

The outlook for UK Gas Distribution in 2014/15 is positive in terms of continued delivery of returns and continued, steady asset growth. The business has the opportunity to build on the positive totex incentive performance in the year as the one off costs to achieve some of this performance are not expected to be repeated. Good opportunities also remain for the business to improve on revenue incentive performance by focussing on customer satisfaction and stakeholder engagement.

The business will continue to focus on key success factors. These include: managing the critical GDSP contracts to seek the maximum sustainable benefits available; focussing on increasing internal cost efficiencies through managing waste out of processes and implementing performance excellence; improving safety performance and making further progress on improving the customer experience, particularly in respect of connection activities.

National Grid expects UK Gas Distribution capital investment and replacement expenditure to increase slightly in 2014/15 to a little over £500m. As a result, growth in regulated asset value, including a long-run inflation assumption of around 3%, is expected to be around 3% in 2014/15.

National Grid	2013/14 Full Year Results Statement

APPENDIX to REVIEW OF UK GAS DISTRIBUTION OPERATIONS

Revenue and Costs in 2013/14 on an IFRS basis

On an IFRS basis UK Gas Distribution operating profit was £904m, up £110m or 14%. This was a larger increase than expected, driven mainly by timing. Revenues in the year were higher than the targeted level as average volumes per customer to October 2013 did not decline by as much as expected. This forms part of the timing adjustments below. Shrinkage costs and pass through costs were also lower than expected and depreciation increased by less than originally expected. Adjusting for timing movements, operating profit increased by £71m.

The principal components of the movement in operating profit are shown below.

(£m)	Year ended 31 March
	2014	2013	% change
Net revenue	1,531	1,396	10
Regulated controllable operating costs	(331)	(317)	(4)
Post-retirement costs	(40)	(41)	2
Other operating costs/contribution release	15	17	(12)
Depreciation and amortisation	(271)	(261)	(4)
Operating profit	904	794	14
Timing impact	29	(10)
Operating profit excluding timing	875	804	9

Net revenue (net of pass through costs) increased by £135m. Excluding timing impacts of £39m, net regulated revenue increased by £96m. This primarily reflected the core net revenue increase under the RIIO price control.

Regulated controllable costs (excluding post-retirement costs) increased by £14m partly reflecting lower capitalisation of costs as a consequence of the new GDSP contracts. Post-retirement costs decreased by £1m and the benefit from contribution releases net of other operating costs decreased by £2m year on year.

Depreciation and amortisation increased by £10m, reflecting investment driven growth in the asset base.

National Grid	2013/14 Full Year Results Statement

REVIEW OF US REGULATED OPERATIONS

Solid performance in 2013/14 demonstrating benefits of jurisdictional model and recent investment in system resilience

US Regulated Operations delivered another year of solid performance in 2013/14. Revenue increase from recent rate cases and a focus on cost control in each jurisdiction helped to mitigate some of the impact of the end of deferral recoveries in upstate New York.

Network performance and reliability was good, which was particularly important to customers during an exceptionally prolonged period of cold weather, including numerous regional storms. The gas and electricity networks stood up well to the increased demands placed on them by the cold weather. This year, while there were no incidents classed as “major storms” (a stark contrast to the last two years), a significant number of smaller storms did affect the US Regulated business’ networks. National Grid teams responded quickly and effectively to restore power following these storm damage incidents. Again, the network performed well under these storm conditions, demonstrating the benefit of investment in recent years. The business continued to invest in strengthening resilience and “hardening” of networks against significant weather events over the course of 2013/14, benefitting customers as well as growing rate base by 9%.

Regulated Returns and Financial Performance reflect new rate plans and increased leak repair

Return on Equity

Return on equity for the year was 9.0% compared with a regulatory assumption, used in calculating the original revenue allowance, of 9.8% and a prior year return of 9.2%. The following table sets out the detailed returns for each business and the contribution to the overall year on year movement.

Regulated return on equity	Achieved (%) Calendar year				Most recent
US Regulated Entity	2013	Contribution to overall US return movement (bps)	2012	2011	granted (%)
New York
KEDNY	9.5	(19)	11.0	11.9	9.4
KEDLI	8.8	21	7.2	9.4	9.8
NMPC Gas	10.3	31	5.3	6.5	9.3
NMPC Electric	8.0	(21)	8.7	5.6	9.3
Total New York*	8.8	13	8.5	8.0	9.4
Massachusetts and Rhode Island
Massachusetts Gas	8.5	(32)	12.2	10.6	9.8
Massachusetts Electric	6.4	(23)	8.3	9.5	10.4
Narragansett Gas	9.9	13	5.1	6.4	9.5
Narragansett Electric	10.1	12	6.4	7.6	9.5
Total Massachusetts and Rhode Island*	8.0	(30)	9.1	9.4	10.1
FERC
Long Island Generation	11.9	(9)	13.6	12.4	10.0
New England Power	11.7	3	11.6	11.1	11.1
Canadian Interconnector	13.0	(1)	13.0	12.0	13.0
Narragansett Electric Transmission	12.0	4	11.6	11.6	11.1
Total FERC*	11.8	(3)	12.2	11.6	10.9
Total US*	9.0	(20)	9.2	8.8	9.8
* total return weighted by average rate base

National Grid	2013/14 Full Year Results Statement

In the KEDNY and Long Island Generation businesses, rates were reset by the regulator at the start of the year following the expiry of previous rate plans. Allowed returns were reduced and, as expected, achieved RoEs also reduced. Revenues in KEDNY remained broadly flat as the equity portion of the Company’s rate base was increased and outperformance was used to provide recovery of new capital investment and offset against deferral balances. Excluding the impact from these two businesses the overall achieved RoE in the US increased marginally.

In New York, the RoE in KEDLI improved due to increased margin from higher gas volumes over the cold winter and new connections and the impact on last year’s RoE of costs from Superstorm Sandy. The Niagara Mohawk (NiMo) business filed for new rates in 2012 which became effective from 1 April 2013. The achieved returns reflect 9 months under these new rate plans which resulted in an increase in the Company’s overall achieved RoE. The NiMo electric business achieved RoE reduced slightly year on year as the comparative in 2012 had benefitted from the reversal of a prior period reserve. Excluding this impact, the RoE in NiMo electric improved compared with 2012. Achieved RoE’s in Rhode Island also improved under new rates which resulted from the Company’s 2012 rate filing.

The positive effects in KEDLI, NiMo and Rhode lsland were offset by a further return reduction in the Massachusetts Electric achieved return where the gap between cost of service and revenue continues to increase and also by a significant reduction in the RoE in Massachusetts Gas business due to increased gas leak repair work in response to cold winter weather and higher property taxes. The FERC regulated transmission businesses delivered another year of good returns on equity.

Regulated Financial Performance

US regulated operating profit was £1,125m, £129m lower at actual exchange rates. The year-on-year movement in exchange rates had a £38m unfavourable impact on operating profit. As a result, operating profit was £91m lower on a constant currency basis. The opening over-recovered balance of £107m, combined with a £10m over-recovery of revenue in the year leaves a closing over-recovered balance as at 31 March 2014 of £117m. Last year, revenues were under-recovered by £19m. As a result, adjusting for the net timing differences of £29m, operating profit at constant currency for the year excluding timing was £120m lower as set out in the following table.

Over/(under)-recovery (£m – constant currency)	Year ended 31 March		Year on year
	2014	2013	change
Balance at start of period (restated)	107	126
In-year over/(under)-recovery	10	(19)	29
Balance at end of period	117	107
Operating profit at constant currency	1,125	1,216	(91)
Adjust for timing differences	(10)	19	(29)
Operating profit excluding timing	1,115	1,235	(120)
Major storm adjustment	-	82	(82)
Operating profit excl. timing and major storms	1,115	1,317	(202)

Operating profit at constant currency excluding timing included a nil charge in respect of storms, compared with a prior year charge of £82m at constant currency. Excluding the impact of these weather events and the effect of timing, operating profit at constant currency excluding timing and major storms decreased by £202m.

Net revenue in US Regulated operations decreased by £52m with revenue increases from new rate plans and some positive volume impacts more than offset by the elimination of the NiMo deferral recoveries of around £113m. Regulated controllable costs increased by £89m including the impact of inflation and increased insurance costs alongside cost true-ups identified during the implementation of new financial systems. Post-retirement costs reduced by £5m and bad debts by a further £3m. Depreciation and amortisation increased by £2m and other operating costs increased by £67m driven by £30m relating to increased non-major storm costs and also by increases in property taxes.

National Grid	2013/14 Full Year Results Statement

At the end of December 2013, activities to transfer National Grid’s responsibilities under the LIPA Management Services Agreement to Public Service Enterprise Group were successfully concluded. The removal of the results of LIPA operations from the last quarter of the year had a minimal impact on year on year operating profit movement.

Regulated Financial Position

Overall, US regulated assets increased by $1.5bn to $18.7bn. On a constant currency basis, US regulated assets increased by 9%. This reflected increased investment and working capital movements.

US Regulated Assets ($bn as at 31 March)
	2014	2013	% Change
Rate Base excl. working capital (w/c)	15.1	14.5	5
Working capital in Rate Base	1.2	0.5	140
Total Rate Base	16.3	15.0	9
Reg. assets outside Rate Base excl. w/c	2.0	1.8	11
Working capital outside Rate Base	0.4	0.4	-
Total regulated assets outside Rate Base	2.4	2.2	9
Total US Regulated Assets	18.7	17.2	9
£bn as at 31 March
	2014	2013	Change
Total US regulated assets at actual currency	11.2	11.3	(0.1)
Total US regulated assets at constant currency	11.2	10.3	0.9
Detailed US Rate Base: Rate Base ($m) as at 31 March
US Regulated Entity	2014	2013	% Change
New York
KEDNY	2,390	2,132	12
KEDLI	2,094	1,902	10
NMPC Gas	1,013	923	10
NMPC Electric	4,248	3,971	7
Total New York	9,745	8,928	9
Massachusetts and Rhode Island
Massachusetts Gas	1,515	1,373	10
Massachusetts Electric	1,812	1,747	4
Narragansett Gas	466	411	13
Narragansett Electric	567	552	3
Total Massachusetts and Rhode Island	4,360	4,083	7
FERC
Long Island Generation	433	464	(7)
New England Power	1,277	1,006	27
Canadian Interconnector	27	37	(27)
Narragansett Electric Transmission	499	527	(5)
Total FERC	2,236	2,034	10
Total US rate base	16,341	15,045	9

Increased investment in 2013/14 driven by gas mains replacement

The US Regulated business invested £1,219m during 2013/14, £95m more than in 2012/13 (£129m up at constant currency). This increase mainly related to the gas businesses where increased leak-reduction spend and increased customer growth drove additional asset growth during the year.

National Grid	2013/14 Full Year Results Statement

The business continues to invest in strengthening system resilience by assessing vulnerabilities throughout the networks and targeting investment, including flood proofing at critical points following the lessons learned on Long Island from Superstorm Sandy.

Regulatory and other business developments

The US Regulated business is actively engaged in dialogue with regulators and government around further investment in gas leakage reduction, grid modernisation and system capability and resilience enhancement. National Grid is confident that an increased investment framework can form part of many of the new rate filings that the US Regulated business expects to make over the middle of this decade. Recent investments in grid modernisation and gas mains replacement have led the continuing improvements in service levels and reliability across National Grid’s US service territory and National Grid intends to continue to invest at these levels while discussions are ongoing.

The business has delivered increased levels of reliability, and National Grid recognises that customer expectations in relation to service standards and storm damage responsiveness continue to increase. National Grid has introduced new tools for predicting weather incidents to aid planning, expanded contractor relationships to increase flexibility of storm response and enhanced data collection and communication capabilities.

Customer responsiveness and satisfaction metrics have been impacted by the severe winter weather. Along with higher usage, commodity cost increases resulted in increased bills. The US businesses are required to pass through all commodity cost increases directly to consumers, limiting the Company’s influence on this area of customer satisfaction. Where it can, the Company has made efforts to mitigate the impact to consumers, such as the delay to collection of increased revenues in New York in order to help smooth bill impacts.

Safety is a key focus within the US businesses. Safety performance remained steady in the year, and continued efforts are underway to improve the current performance level, which remains below National Grid’s ambitions. Training programmes are ongoing and incident investigation committees are committed to transferring lessons learned across the business.

The business has continued to make a significant investment, both financially and in terms of manpower and effort, in the implementation of new US information systems and financial procedures. The successful delivery of these system and procedure improvements is a key enabler for delivering National Grid’s strategic objectives and securing performance progress in the US business.

Future activities and outlook

The outlook for US Regulated activities in 2014/15 is one of continued investment and growth, combined with delivery of solid returns. The business will continue to focus on managing costs in order to deliver value for money service for customers and build a framework for enhanced capital investment whilst minimising customer bill impacts.

National Grid expects US Regulated capital investment in 2014/15 to increase slightly compared with 2013/14. Growth in rate base (before working capital movements) is expected to be around 5% in 2014/15.

The next rate filings that the Company expects to make are in the KEDLI, KEDNY and Massachusetts Electric businesses, where, in the case of Massachusetts Electric in particular, the cost of service to revenue gap continues to widen. The Company is maintaining a degree of flexibility as to the timing of these new rate filings in order to ensure that the financial data included in the filings is not affected by US system implementation issues and also to ensure that the filings are made after relevant consultation with the regulators around the future capex requirements of the business and the appropriate rate making mechanisms to remunerate these investment programmes.

National Grid	2013/14 Full Year Results Statement

REVIEW OF OTHER ACTIVITIES

Strong French Interconnector performance contributed to a £120m increase in operating profit

Operating profit by principal activities (£m)	2014	2013	% change
Metering	162	150	8
Grain LNG	74	86	(14)
French Interconnector	85	23	270
Property	31	27	15
UK corporate and other activities	(37)	(130)	72
Sub-total UK operating profit	315	156	102
US corporate and other activities	(184)	(145)	(27)
Total operating profit	131	11	n/a
Total operating profit – constant currency	131	15	n/a

Share of post-tax results of joint ventures and associates	28	18	56

Metering profit increased through cost reductions, cash flow remains strong

The Metering business increased operating profit in the year by £12m driven by the non-recurrence of a number of provisions in relation to contractual matters in 2012/13, cost reductions and lower depreciation which the business achieved alongside improvements in customer satisfaction scores. The business continues to generate strong cash flows despite the gradual reduction in its population of meters, driven in part by the replacement of National Grid meters by third party smart meters. Capital investment in the year remained relatively modest at £53m (2012/13 £60m).

National Grid’s rental charges on domestic meters are regulated under tariff caps set by Ofgem. These have reduced slightly as at 1 April 2014 following a review by Ofgem and will subsequently increase in line with RPI inflation each year through to 2021. The tariff caps are based on a total regulated asset value for National Grid’s industrial, commercial and domestic meters at the time of calculation of approximately £900m and a real allowed return on equity of 7.2%.

Grain LNG profit reduced due to lower terminal utilisation

National Grid’s LNG import terminal on the Isle of Grain generated £(12)m less operating profit than last year reflecting a year of low plant utilisation as a result of the warm winter combined with relatively high LNG prices. Although the vast majority of Grain LNG’s revenue does not depend upon the level of utilisation, the business can generate additional profits as utilisation increases, through sales of spare capacity and through incentives to use spare thermal energy from E.On’s nearby gas fired power station through the recently constructed heatpipe.

Capital investment in the year was £44m (2012/13 £53m) and almost entirely related to construction of a second cryogenic line which is near completion.

French Interconnector (IFA) delivered a strong performance as UK power prices remained high

The 2GW capacity French interconnector delivered a strong performance over the course of 2013/14. This reflected a significantly higher power price differential between France and the UK, increasing the value of the interconnector’s capacity. For the majority of the year, the power price in the UK was higher than that in France. To maximise the revenue opportunity IFA also delivered much improved availability of 84% for the year.

Property delivered increased operating profit through efficient management of surplus real estate

The Property business delivered an operating profit of £31m, up £4m. Operating profit was principally derived from property sales.

National Grid	2013/14 Full Year Results Statement

UK corporate and other activities. Reduced business development spend and no storm impacts

UK corporate and other activities operating loss of £(37)m reflected corporate centre costs and business development spend, partly offset by profits in the captive insurance company, which increased by £26m year on year (excluding major storm cost impacts) and £10m lower spend on business development.

Comparative operating profit for other activities in 2012/13 was impacted by £51m of self-retained insurance costs for the damage to National Grid’s downstate New York gas systems and LIPA assets resulting from Superstorm Sandy.

US corporate and other activities. Increased business development and foundation spend

US corporate and other operating loss increased by £39m (£43m at constant currency), mostly driven by an increase in spend on the implementation of new US information systems which increased to £149m in 2013/14 compared with £113m (at constant currency) in 2012/13.

Other selected financial information	Year ending 31 March
(£m) – constant currency	2014	2013	% change
Operating profit	131	15	-
Major storm adjustment	-	51	-
Operating profit excl. major storms	131	66	98
Depreciation	(211)	(184)	(15)
Depreciation (actual exchange rates)	(211)	(185)	(14)

Capital investment (£m) – actual currency
Metering	53	60	12
Grain LNG	44	53	17
French Interconnector	5	1	(400)
Property	-	3	-
Other UK	11	9	(22)
Other US	67	91	26
Capital expenditure excluding joint ventures	180	217	17
Investment in joint ventures (JVs)	4	14	71
Capital investment including investment in JVs	184	231	20

National Grid	2013/14 Full Year Results Statement

Joint Ventures

Joint ventures in the Group consist principally of interests in interconnector transmission electricity lines and gas pipelines. These include a 50% interest in the 1GW BritNed electricity interconnector between the Netherlands and England, a 26% interest in the Millennium natural gas pipeline in New York state and a 20% interest in the Iroquois gas pipeline between Long Island and the Canadian border.

National Grid’s share of post-tax results of joint ventures for the year was £28m which increased by £10m compared with 2013/14 reflecting an increased contribution from the BritNed Interconnector.

Investment in joint ventures in 2013/14 was £4m compared with £14m last year principally representing investment in the Millennium pipeline.

National Grid continues to consider opportunities for new transmission investment both inside and outside of existing service areas. The Group is progressing development work in relation to proposed new electricity interconnectors to Norway, Belgium and France. National Grid is also still in relatively early stages of involvement with potential further electricity interconnection projects to Ireland, Denmark and Iceland. Recent studies have indicated that interconnection with Europe could deliver significant financial benefits to UK consumers in the form of reduced energy bills. National Grid is actively involved in discussions to try to ensure that appropriate financial and regulatory frameworks are implemented to encourage the investment that is required in order to deliver these benefits to customers.

National Grid	2013/14 Full Year Results Statement

TECHNICAL GUIDANCE

National Grid provides technical guidance to aid consistency across a range of modelling assumptions of a technical, rather than trading or core valuation, nature. The Company may provide appropriate updates to this information on a regular basis as part of its normal reporting. The outlook and technical guidance contained in this statement should be reviewed, together with the forward looking statements set out in this release, in the context of the cautionary statement.

UK regulated operations: Performance measures

Totex outperformance against regulatory target levels in UK Gas Distribution and UK Electricity Transmission is expected to continue into 2014/15, with some scope for improvement due to anticipated decreases in restructuring costs and further efficiency gains. Contributions to RoEs resulting from performance in previous price controls are expected to reduce slightly.

Investment in UK regulated operations is expected to continue at broadly similar levels to 2013/14 with some reduction in UK Electricity Transmission investment partly offset by an increase in UK Gas Distribution spend. Combining investment with the benefit of totex performance on the RAV and assuming RPI inflation of around 3%, National Grid expects similar levels of RAV growth in 2014/15 to 2013/14.

UK regulated operations: Earnings Items

In November 2013, Ofgem updated the RIIO price control financial model in order to calculate elements of the allowed regulated revenues for 2014/15 for each of National Grid’s UK regulated businesses. In comparison to allowed revenues in 2013/14 (net of increases in pass-through costs), the approximate expected core net revenue movements in the UK Regulated businesses are:

UK Electricity Transmission:	£170m
UK Gas Transmission:	£20m
UK Gas Distribution:	£(20)m

In addition, headline year on year net revenue movements are expected to be impacted by under/over recoveries of revenue during 2013/14.

UK depreciation is expected to increase, reflecting the impact of the recent high levels of capital investment.

US regulated operations: Performance measures

Return on Equity in NiMo electric is expected to improve slightly to reflect both the revenue increase in the second year of its rate plan and the first full calendar year under this new rate plan. RoEs in the Massachusetts businesses may decline further which could put some downward pressure on overall US RoE for 2014/15.

US regulated operations: Earnings measures

US regulated operating profit in 2013/14 was £1,125m. Increased revenue in 2014/15 from existing rate plans is expected to be broadly offset by increased costs and depreciation.

Other activities

Costs associated with US financial system and process implementation impacted the results for other activities in 2013/14 by approximately £150m. Some implementation costs will continue into 2014/15 although these costs are expected to be significantly lower than in 2013/14.

National Grid	2013/14 Full Year Results Statement

Early indications for French interconnector performance for 2014/15 are that the market remains similar to the favourable conditions experienced in 2013/14.

Interest and Taxation

Net finance costs for 2014/15 are expected to be broadly consistent with those in 2013/14.

For the full year 2014/15, the effective tax rate is expected to be to be around 26%.

Investment, Growth and Net Debt

Overall Group capital expenditure for 2014/15 is expected to be of a similar order of magnitude as 2013/14.

Net debt is expected to increase by around £1.5bn during 2014/15, excluding the effect of any exchange rate impacts.

National Grid	2013/14 Full Year Results Statement

APPENDIX: BASIS OF PRESENTATION, DEFINITIONS AND METRIC CALCULATIONS

BASIS OF PRESENTATION

Adjusted and Statutory Results

Unless otherwise stated, all financial commentaries in this release are given on an adjusted basis at actual exchange rates. Prior year numbers are restated for the implementation of IAS19 (revised) ‘Employee Benefits’. Prior year earnings per share figures are restated to reflect the impact of additional shares issued as scrip dividends (refer to note 6 on page 57).

‘Adjusted’ results are a key financial performance measure used by National Grid, being the results for continuing operations before exceptional items, remeasurements and stranded cost recoveries. Remeasurements comprise gains or losses recorded in the income statement arising from changes in the fair value of commodity contracts and of derivative financial instruments to the extent that hedge accounting is not achieved or is not fully effective. Stranded cost recoveries are costs associated with historical generation investment and related contractual commitments that were not recovered through the sale of those investments. Commentary provided in respect of results after exceptional items, remeasurements and stranded cost recoveries is described as ‘statutory’. Further details are provided in note 3 on page 53. A reconciliation of business performance to statutory results is provided in the consolidated income statement on page 45.

National Grid	2013/14 Full Year Results Statement

DEFINITIONS

Constant currency

‘Constant currency basis’ refers to the reporting of the actual results against the results for the same period last year which, in respect of any US$ currency denominated activity, have been translated using the average US$ exchange rate for the year ended 31 March 2014, which was $1.62 to £1.00. The average rate for the year ended 31 March 2013, was $1.57 to £1.00. Assets and liabilities as at 31 March 2013 have been retranslated at the closing rate at 31 March 2014 of $1.67 to £1.00. The closing rate for the balance sheet date 31 March 2013 was $1.52 to £1.00.

Earnings per share

Prior year earnings per share figures are restated to reflect the impact of additional shares issued as scrip dividends.

Major storms

There were no storms categorised as ‘Major storms’ in 2013/14. In 2012/13 Major storms were ‘Superstorm’ Sandy in 2012 and the ‘Nemo’ snow storm in February 2013 which together impacted operating profit by £133m in 2012/13 at constant currency.

Other regulatory assets and liabilities

The revenues that National Grid’s UK regulated businesses target to collect in any year are based on the regulator’s forecasts for that year. Under the new UK price control arrangements, revenues will be adjusted in future years to take account of actual levels of collected revenue, costs and outputs delivered when they differ from those regulatory forecasts. This includes adjustments designed to share performance efficiencies with customers. National Grid’s estimate of these future revenue adjustments are represented in the calculation of regulated financial performance and regulated financial position as “other regulatory assets and liabilities”. These include:

—	Revenues associated with sharing under the totex incentive mechanism
—	Adjustments for changes to customer output requirements on totex allowances
—	True ups for pass through costs, actual RPI and pensions deficit repair costs
—	Differences between targeted and recovered revenues
—	Differences between revenues collected and earned under other incentive mechanisms

In addition, other regulatory assets and liabilities include balances relating to “phasing adjustments”. Where expenditure allowances have been awarded in one year but are associated with expenditure that is now expected to be incurred in a different year National Grid applies “phasing adjustments” to better match the allowances to the year of expenditure. In such cases, the revenues associated with these re-phased allowances are included in other regulated assets and liabilities and reversed when the associated expenditure is incurred.

In the US, other regulatory assets and liabilities include regulatory assets and liabilities which are not included in the definition of rate base within that jurisdiction, including working capital where appropriate.

Performance RAV

UK performance efficiencies are in part remunerated by the creation of additional RAV which is expected to result in future earnings under regulatory arrangements. This is an addition to RAV above and beyond that associated with the remuneration of actual expenditure and is termed “performance RAV”.

Timing

Under the Group’s regulatory frameworks, the majority of the revenues that National Grid is allowed to collect each year are governed by a regulatory price control or rate plan. If a company collects more than this allowed level of revenue, the balance must be returned to customers in subsequent years, and if it collects less than this level of revenue it may recover the balance from customers in subsequent years. These variances between allowed and collected revenues give rise to “over and under recoveries”. In addition, a number of costs in both the UK and the US are pass-through costs (including substantial commodity and energy efficiency costs in the US), and are fully recoverable from customers. Any timing differences between costs of this type being incurred and their recovery through revenues are also included in over and under-recoveries. In the UK, timing differences also include an estimation of the difference between revenues earned under revenue incentive mechanisms and any associated revenues collected. UK timing balances and movements exclude any adjustments associated with changes to controllable cost (totex) allowances or adjustments under the totex incentive mechanism.

National Grid	2013/14 Full Year Results Statement

Identification of these timing differences enables a better comparison of performance from one period to another. Opening balances of under and over-recoveries have been restated where appropriate to correspond with regulatory filings and calculations.

Totex

Under the new UK RIIO regulatory arrangements the company is incentivised to deliver efficiencies against cost targets set by the regulator. In total, these targets are set in terms of a regulatory definition of combined total operating and capital expenditure, also termed “totex”. The definition of totex differs from the total combined regulated controllable operating costs and regulated capital expenditure as reported in this statement according to IFRS accounting principles. Key differences are capitalised interest, capital contributions, exceptional costs, costs covered by other regulatory arrangements and unregulated costs

National Grid	2013/14 Full Year Results Statement

METRIC CALCULATIONS

Regulated financial performance (£m)	2013/14				2012/13
	UKET	UKGT	UKGD	US REG	UKET	UKGT	UKGD	US REG*
Statutory operating profit	1,027	406	780	1,388	1,020	517	763	1,438
Exceptional items/remeasurements	60	11	124	(263)	29	14	31	(184)
Adjusted operating profit	1,087	417	904	1,125	1,049	531	794	1,254
Depreciation and amortization	343	172	271	419	323	162	261	430
EBITDA	1,430	589	1,175	1,544	1,372	693	1,055	1,684
Major Storms	-	-	-	-	-	-	-	85
EBITDA excluding major storms	1,430	589	1,175	1,544	1,372	693	1,055	1,769
Regulatory treatment adjustments
Movement in UK regulatory “IOUs”	(19)	(28)	(59)	-	(29)	(17)	10	-
US timing	-	-	-	(10)	-	-	-	20
Performance RAV created	30	(7)	28	-	-	-	-	-
Pensions deficit contributions	(47)	(46)	(9)	(120)	(26)	(54)	(3)	(181)
3% RAV Indexation	301	162	252	-	274	153	239	-
UK deferred taxation adjustment	53	12	85	-	30	58	76	-
Regulatory depreciation	(680)	(174)	(420)	(419)	(632)	(172)	(281)	(430)
Fast/slow money adjustment	(2)	44	(197)	-	-	-	(228)	-
Regulated financial performance	1,066	552	855	995	989	661	868	1,178

Return on Capital Employed (year ended 31 March)	UK Regulated		US Regulated
	2014	2013	2014	2013*
Regulated financial performance	2,473	2,518	995	1,178
Statutory tax rate	23%	24%	40%	40%
Taxation at statutory rate	(569)	(604)	(398)	(471)
Post tax return	1,904	1,914	597	707

Opening capital employed (rate base/RAV)	23,841	22,207	9,287	9,217
Return on Capital Employed	8.0%	8.6%	6.4%	7.7%

Group RoE calculation
(year ended 31 March)	2014	2013*	2012*
Regulated financial performance	3,468	3,696	3,472
Operating profit of other activities	131	62	207
Group financial performance	3,599	3,758	3,679
Share of post-tax results of joint ventures	28	18	7
Non-controlling interests	12	(1)	(2)
Adjusted group interest charge	(1,055)	(1,057)	(1,042)
Group tax charge	(581)	(665)	(744)
Tax on adjustments	73	44	4
Group financial performance after interest and tax	2,076	2,097	1,902

Opening rate base/RAV	33,128	31,424	29,272
Opening NBV of non-regulated businesses	1,185	979	1,205
Joint Ventures	371	341	356
Opening Goodwill	5,028	4,776	4,776
Opening capital employed	39,712	37,520	35,609
Net Debt	(21,429)	(19,597)	(18,731)
Opening Equity	18,283	17,923	16,878

Return on Equity	11.4%	11.7%	11.3%

* Impact of major US storms removed from the calculation as presented. Including storm costs, 2011/12 Group RoE was 10.9% and 2012/13 was 11.2%. Including these costs US RoCE in 12/13 was 7.1%

National Grid	2013/14 Full Year Results Statement

Regulated financial position (£m – constant currency)	2013/14
	UKET	UKGT	UKGD	US REG
Opening RAV/rate base	10,044	5,408	8,389	9,009
In year movement	827	139	126	777
Closing RAV	10,871	5,547	8,515	9,786

Opening other regulatory assets and liabilities	202	208	8	1,316
In year movement	(19)	(28)	(59)	72
Closing other regulatory assets and liabilities	183	180	(51)	1,388
Closing regulated financial position	11,054	5,727	8,464	11,174
	Total 2013/14			36,419

National Grid	2013/14 Full Year Results Statement

DESCRIPTION OF METRIC CALCULATIONS

Regulated financial performance

The regulated financial performance calculation provides a measure of the performance of the regulated operations before the impacts of interest and taxation. It makes adjustments to reported operating profit to reflect the impact of the businesses’ regulatory arrangements when presenting financial performance. It reflects both the value realised on behalf of providers of capital in the year and also an estimation of net value created, but not yet realised, that is reasonably expected to be realised or returned to customers in future periods under the group’s regulatory arrangements.

The principal adjustments from reported operating profit to regulated financial performance are:

Adjustment	Calculation
US timing & movement in UK regulatory “IOUs”
Revenue related to performance in one year may be recovered in later years. Revenue may be recovered in one year but be required to be returned to customers in future years.

US: As per US Timing

UK: includes timing (including incentives) and also movements in balances associated with pension recoveries, previous logged up balances for recovery/return. Also reflects adjustments for timing of output delivery and the sharing of totex efficiencies with customers.

Pension adjustment

Cash payments against pension deficits in the UK are recoverable under regulatory contracts. In US regulated operations, US GAAP pension charges are generally recoverable through rates. Revenue recoveries are recognised under IFRS but payments are not charged against IFRS operating profits in the year.

UK: cash payments against the regulatory proportion of pension deficits in the UK regulated business US: the difference between IFRS and US GAAP pension charges

3% RAV Indexation
Future UK revenues expected to be set using an asset base adjusted for inflation	UK RAV multiplied by 3%

UK deferred taxation adjustment
Future UK revenues are expected to recover cash taxation cost including the unwinding of deferred taxation balances created in the current year	The difference between 1. IFRS EBITDA less other regulatory adjustments and 2. IFRS EBITDA less other regulatory adjustments less current taxation (adjusted for interest tax shield) then grossed up at full UK statutory tax rate.

Regulatory depreciation
US and UK revenues allowed revenues are set by reference to a regulated asset value (RAV) or rate base. This is reduced each year via regulatory depreciation, reducing future earning capacity	Regulatory depreciation

Fast/slow money adjustment

Certain costs treated as fixed asset additions under IFRS are not added to RAV/rate base for future recovery but are instead remunerated in the year of spend and certain costs treated as operating costs under IFRS are added to the UK RAV.

Additional costs treated as capital expenditure under IFRS but not included as RAV additions net of costs treated as operating costs under IFRS but also included as RAV additions
Performance RAV
UK Performance efficiencies are in part remunerated by the creation of additional RAV which is expected to result in future earnings under regulatory arrangements.	In year totex outperformance multiplied by the appropriate regulatory capitalisation ratio and multiplied by the retained company incentive sharing ratio

National Grid	2013/14 Full Year Results Statement

Return on Capital Employed (RoCE)

The Return on capital employed (“RoCE”) metric is designed to give an alternative comparison between the UK and US businesses showing the overall return on capital provided by both debt and equity. The calculation reflects regulatory treatments of costs.

Calculation: Regulatory financial performance less taxation at the statutory rate divided by invested capital.

Invested capital is calculated as the opening UK RAV or US rate base at average exchange rate for the year.

Group RoE Calculation

The Group return on equity (RoE) calculation provides a measure of the performance of the whole Group compared with the amounts invested by the group in assets attributable to equity shareholders.

The Group’s return on equity measure is calculated using the group capital employed in accordance with the definition used in the RoCE measures adjusted for group net debt and goodwill, invested capital in other activities and investment in joint ventures.

Calculation: Regulatory financial performance less adjusted interest and adjusted taxation divided by equity investment in assets

—

Adjusted interest removes interest on pensions, capitalised interest and release of provisions Adjusted taxation adjusts the group taxation charge for differences between IFRS profit before tax and regulated financial performance less adjusted interest

—

Equity investment in assets is calculated as the total opening UK regulatory asset value, the total opening US rate base plus goodwill plus opening net book value of joint ventures and other activities; minus opening net debt as reported under IFRS

US Regulated Return on Equity (nominal)

US Regulated Return on Equity is a measure of how a business is performing operationally against the assumptions used by the regulator.

This US operational return measure is calculated using the assumption that the businesses are financed in line with the regulatory adjudicated capital structure.

This is a post-tax US GAAP metric as calculated annually (calendar year to 31 December).

Calculation: Regulated net income divided by equity rate base:

—

Regulated net income calculated as US GAAP operating profit less interest on the adjudicated debt portion of the rate base (calculated at the actual rate on long term debt, adjusted where the proportion of long term debt in the capital structure is materially different from the assumed regulatory proportion) less tax at the adjudicated rate

—	Regulated net income is adjusted for earned savings in New York and Narragansett Electric and certain material specified items
—

Equity rate base is the average rate base for the calendar year as reported to the Group’s regulators or, where a reported rate base is not available, an estimate based on rate base calculations used in previous rate filings multiplied by the adjudicated equity portion in the regulatory capital structure

National Grid	2013/14 Full Year Results Statement

UK Regulated Return on Equity (nominal)

UK operational return is a measure of how a business is performing operationally against the assumptions used by the regulator.

These returns are calculated using the assumption that the businesses are financed in line with the regulatory adjudicated capital structure, at the cost of debt assumed by the regulator.

Calculation: Base allowed return on equity plus or minus the following items

—	Additional allowed revenues/profits earned in the year from incentive schemes, less associated corporation tax charge
—	Totex outperformance multiplied by the company sharing factor set by the regulator
—

Revenues (net of associated depreciation and base allowed asset return) allowed in the year associated with incentive performance earned under previous price controls but not yet fully recovered, less associated corporation tax charge (excluding logging up or pensions recovery)

Divided by average equity RAV in line with regulatory assumed capital structure.

National Grid	2013/14 Full Year Results Statement

PROVISIONAL FINANCIAL TIMETABLE

4 June 2014	Ordinary shares go ex-dividend
6 June 2014	Record date for 2013/14 final dividend
11 June 2014	Scrip reference price announced
27 June 2014	Scrip election date for 2013/14 final dividend
28 July 2014	Interim management statement and Annual General Meeting, ICC, Birmingham
20 August 2014	2013/14 final dividend paid to qualifying shareholders
7 November 2014	2014/15 half year results
19 November 2014	Ordinary shares go ex-dividend
21 November 2014	Record date for 2014/15 interim dividend
26 November 2014	Scrip reference price announced
5 December 2014	Scrip election date for 2014/15 interim dividend
7 January 2015	2014/15 interim dividend paid to qualifying shareholders
January/February 2015	Interim management statement
May 2015	2014/15 preliminary results

American Depositary Receipt (ADR) Deposit Agreement

The Company amended the deposit agreement under which the ADR representing its ordinary shares are issued to allow a fee of up to $0.05 per ADR to be charged for any cash distribution made to ADR holders, including cash dividends. ADR holders who receive cash in relation to the 2013/14 final dividend will be charged a fee of $0.02 per ADR by the Depositary prior to distribution of the cash dividend.

National Grid	2013/14 Full Year Results Statement

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations, announcements from and decisions by governmental bodies or regulators (including the timeliness of consents for construction projects); the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change or due to unauthorised access to or deliberate breaches of National Grid’s IT systems and supporting technology; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes and internal transformation projects (including the Company’s US financial systems and its controls over financial reporting); and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; inflation; the delayed timing of recoveries and payments in National Grid’s regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the failure to attract, train or retain employees with the necessary competencies, including leadership skills and any significant disputes arising with the National Grid’s employees or the breach of laws or regulations by its employees; and the failure to respond to market developments and grow the Company’s business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated effects) relating to business development activity, including assumptions in connection with joint ventures. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Review section and the ‘Risk factors’ on pages 176 to 178 of National Grid’s most recent Annual Report on Form 20-F, as updated by National Grid’s unaudited half-year financial information for the six months ended 30 September 2013 published on 21 November 2013. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.

National Grid	2013/14 Full Year Results Statement

Consolidated income statement (unaudited)
for the years ended 31 March	Notes	2014 Unaudited £m	2013 (restated)[1] £m

Revenue	2(a)	14,809	14,359
Operating costs		(11,074)	(10,610)
Operating profit
Before exceptional items, remeasurements and stranded cost recoveries	2(b)	3,664	3,639
Exceptional items, remeasurements and stranded cost recoveries	3	71	110
Total operating profit	2(b)	3,735	3,749

Finance income	4	36	30

Finance costs
Before exceptional items and remeasurements	4	(1,144)	(1,154)
Exceptional items and remeasurements	3	93	68
Total finance costs	4	(1,051)	(1,086)

Share of post-tax results of joint ventures and associates		28	18
Profit before tax
Before exceptional items, remeasurements and stranded cost recoveries	2(b)	2,584	2,533
Exceptional items, remeasurements and stranded cost recoveries	3	164	178
Total profit before tax	2(b)	2,748	2,711

Taxation
Before exceptional items, remeasurements and stranded cost recoveries	5	(581)	(619)
Exceptional items, remeasurements and stranded cost recoveries	3	297	62
Total taxation	5	(284)	(557)
Profit after tax
Before exceptional items, remeasurements and stranded cost recoveries		2,003	1,914
Exceptional items, remeasurements and stranded cost recoveries	3	461	240

Profit for the year		2,464	2,154

Attributable to:
Equity shareholders of the parent		2,476	2,153
Non-controlling interests		(12)	1

		2,464	2,154

Earnings per share[2]
Basic	6(a)	66.4p	57.8p
Diluted	6(b)	66.1p	57.5p

1. See note 1 on page 50.

2. Comparative amounts have been restated to reflect the impact of additional shares issued as scrip dividends.

National Grid	2013/14 Full Year Results Statement

Consolidated statement of comprehensive income (unaudited)

for the years ended 31 March

	2014 Unaudited £m	2013 (restated)[1] £m

Profit for the year	2,464	2,154

Other comprehensive income/(loss):
Items that will never be reclassified to profit or loss
Remeasurements of net retirement benefit obligations	485	(714)
Tax on items that will never be reclassified to profit or loss	(172)	179

Total items that will never be reclassified to profit or loss	313	(535)
Items that may be reclassified subsequently to profit or loss
Exchange adjustments	(158)	117
Net gains/(losses) in respect of cash flow hedges	63	(31)
Transferred to profit or loss in respect of cash flow hedges	27	73
Net gains on available-for-sale investments	6	20
Transferred to profit or loss on sale of available-for-sale investments	(14)	(10)
Tax on items that may be reclassified subsequently to profit or loss	(2)	(15)

Total items that may be reclassified subsequently to profit or loss	(78)	154

Other comprehensive income/(loss) for the year, net of tax	235	(381)

Total comprehensive income for the year	2,699	1,773

Attributable to:
Equity shareholders of the parent	2,711	1,772
Non-controlling interests	(12)	1

	2,699	1,773

1. See note 1 on page 50.

National Grid	2013/14 Full Year Results Statement

Consolidated statement of changes in equity (unaudited) for the years ended 31 March		Called up share capital	Share premium account	Retained earnings	Other equity reserves	Total share- holders’ equity	Non- controlling interests	Total equity
	Note	£m	£m	£m	£m	£m	£m	£m

At 1 April 2012 (restated)		422	1,355	12,294	(4,835)	9,236	7	9,243
Profit for the year[1]		-	-	2,153	-	2,153	1	2,154
Total other comprehensive (loss)/income for the year[1]		-	-	(535)	154	(381)	-	(381)
Total comprehensive income for the year[1]		-	-	1,618	154	1,772	1	1,773
Equity dividends	7	-	-	(1,433)	-	(1,433)	-	(1,433)
Scrip dividend related share issue[2]	7	11	(11)	623	-	623	-	623
Issue of treasury shares		-	-	19	-	19	-	19
Purchase of own shares		-	-	(6)	-	(6)	-	(6)
Other movements in non-controlling interests		-	-	-	-	-	(3)	(3)
Share-based payment		-	-	20	-	20	-	20
Tax on share-based payment		-	-	(2)	-	(2)	-	(2)

At 31 March 2013 (restated)		433	1,344	13,133	(4,681)	10,229	5	10,234
Profit for the year		-	-	2,476	-	2,476	(12)	2,464
Total other comprehensive income/(loss) for the year		-	-	313	(78)	235	-	235
Total comprehensive income/(loss) for the year		-	-	2,789	(78)	2,711	(12)	2,699
Equity dividends	7	-	-	(1,503)	-	(1,503)	-	(1,503)
Scrip dividend related share issue[2]	7	6	(8)	444	-	442	-	442
Issue of treasury shares		-	-	14	-	14	-	14
Purchase of own shares		-	-	(5)	-	(5)	-	(5)
Other movements in non-controlling interests		-	-	(4)	-	(4)	15	11
Share-based payment		-	-	20	-	20	-	20
Tax on share-based payment		-	-	7	-	7	-	7

At 31 March 2014 (unaudited)		439	1,336	14,895	(4,759)	11,911	8	11,919

1. See note 1 on page 50.

2. Included within share premium account are costs associated with scrip dividends.

National Grid	2013/14 Full Year Results Statement

Consolidated statement of financial position (unaudited)

as at 31 March

		2014	2013
		Unaudited	(restated)[1]
	Notes	£m	£m

Non-current assets
Goodwill		4,594	5,028
Other intangible assets		669	589
Property, plant and equipment		37,179	36,592
Other non-current assets		87	104
Pension assets		174	195
Financial and other investments		284	278
Investments in joint ventures and associates		351	371
Derivative financial assets	9	1,557	1,972

Total non-current assets		44,895	45,129

Current assets
Inventories and current intangible assets		268	291
Trade and other receivables		2,855	2,910
Financial and other investments	9	3,599	5,431
Derivative financial assets	9	413	273
Cash and cash equivalents	9	354	671

Total current assets		7,489	9,576

Total assets		52,384	54,705

Current liabilities
Borrowings	9	(3,511)	(3,448)
Derivative financial liabilities	9	(339)	(407)
Trade and other payables		(3,031)	(3,051)
Current tax liabilities		(168)	(231)
Provisions		(282)	(308)

Total current liabilities		(7,331)	(7,445)

Non-current liabilities
Borrowings	9	(22,439)	(24,647)
Derivative financial liabilities	9	(824)	(1,274)
Other non-current liabilities		(1,841)	(1,884)
Deferred tax liabilities		(4,082)	(4,077)
Pensions and other post-retirement benefit obligations		(2,585)	(3,692)
Provisions		(1,363)	(1,452)

Total non-current liabilities		(33,134)	(37,026)

Total liabilities		(40,465)	(44,471)

Net assets		11,919	10,234

Equity
Share capital		439	433
Share premium account		1,336	1,344
Retained earnings		14,895	13,133
Other equity reserves		(4,759)	(4,681)

Shareholders’ equity		11,911	10,229
Non-controlling interests		8	5

Total equity		11,919	10,234

1. See note 1 on page 50.

National Grid	2013/14 Full Year Results Statement

Consolidated cash flow statement (unaudited)

for the years ended 31 March

	Notes	2014 Unaudited £m	2013 (restated)[1] £m

Cash flows from operating activities
Total operating profit	2(b)	3,735	3,749
Adjustments for:
Exceptional items, remeasurements and stranded cost recoveries	3	(71)	(110)
Depreciation, amortisation and impairment		1,417	1,361
Share-based payment charge		20	20
Changes in working capital		(59)	(410)
Changes in provisions		(150)	(53)
Changes in pensions and other post-retirement benefit obligations		(323)	(408)
Cash flows relating to exceptional items		(150)	(112)

Cash generated from operations		4,419	4,037
Tax paid		(400)	(287)

Net cash inflow from operating activities		4,019	3,750

Cash flows from investing activities
Acquisition of investments		(4)	(14)
Proceeds from sale of investments in subsidiaries		-	183
Purchases of intangible assets		(179)	(175)
Purchases of property, plant and equipment		(2,944)	(3,214)
Disposals of property, plant and equipment		4	32
Dividends received from joint ventures		38	21
Interest received		35	29
Net movements in short-term financial investments		1,720	(2,992)

Net cash flow used in investing activities		(1,330)	(6,130)

Cash flows from financing activities
Proceeds from issue of treasury shares		14	19
Purchase of own shares		(5)	(6)
Proceeds received from loans		1,134	5,062
Repayments of loans		(2,192)	(1,210)
Net movements in short-term borrowings and derivatives		37	452
Interest paid		(901)	(792)
Dividends paid to shareholders		(1,059)	(810)

Net cash flow (used in)/from financing activities		(2,972)	2,715

Net (decrease)/increase in cash and cash equivalents	8	(283)	335
Exchange movements		(26)	14
Net cash and cash equivalents at start of year		648	299

Net cash and cash equivalents at end of year[2]		339	648

1. See note 1 on page 50.

2. Net of bank overdrafts of £15m (2013: £23m).

National Grid	2013/14 Full Year Results Statement

Notes (unaudited)

1. Basis of preparation and new accounting standards, interpretations and amendments

The full year financial information as at and for the year ended 31 March 2014 included in this announcement is unaudited and does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006. This preliminary announcement does not constitute the Group’s full financial statements for the year ended 31 March 2014. The full year financial information is based on accounts which are subject to audit, Board approval and filing with the Registrar of Companies. This preliminary announcement has been agreed with PricewaterhouseCoopers LLP and the Board has not been made aware of any likely modification or emphasis of matter to the auditors’ report to be included in the annual report and accounts for the year ended 31 March 2014.

The financial information for the year ended 31 March 2013 is derived from the statutory accounts for that year, where applicable restated for the introduction of the new accounting standard, IAS 19 (revised) ‘Employee benefits’. Statutory accounts for the year ended 31 March 2013 have been filed with the Registrar of Companies. The auditors’ report on these statutory accounts was unqualified and did not contain a statement under Section 498 of the Companies Act 2006.

The full year financial information has been prepared in accordance with the accounting policies applicable for the year ended 31 March 2014 and consistent with those applied in the preparation of our accounts for the year ended 31 March 2013. During the year, the group adopted IFRS 13 ‘Fair value measurements’ in respect of disclosures only and IAS19 (revised) ‘Employee benefits’. The adoption of IAS 19 (revised) constitutes a change in accounting policy and therefore the comparative information has been restated.

The standard requires past service costs to be recognised immediately in profit or loss and all actuarial gains and losses are recognised in other comprehensive income as they occur. The standard also replaces the interest cost on the defined benefit obligation and the expected return on plan assets with a net interest cost based on the net defined benefit asset or liability and the discount rate, measured at the beginning of the year. The impact on the Group for the year ended 31 March 2013 is set out in the table below:

	As previously reported	Restatement for IAS19 (revised)	As restated
	31 March 2013 £m	31 March 2013 £m	31 March 2013 £m

Consolidated income statement
Operating costs	(10,605)	(5)	(10,610)
Total operating profit	3,754	(5)	3,749
Total finance income	1,252	(1,222)	30
Total finance costs	(2,104)	1,018	(1,086)
Total profit before tax	2,920	(209)	2,711
Total taxation	(624)	67	(557)
Profit for the year	2,296	(142)	2,154

Consolidated statement of financial position
Deferred tax liabilities	(4,076)	(1)	(4,077)
Pensions and other post-retirement benefit obligations	(3,694)	2	(3,692)
Total non-current liabilities	(37,027)	1	(37,026)
Total liabilities	(44,472)	1	(44,471)
Retained earnings	13,132	1	13,133
Total equity	10,233	1	10,234

Consolidated statement of other comprehensive income
Remeasurements of net retirement benefit obligations	(930)	216	(714)
Tax on items that will never be reclassified to profit or loss	249	(70)	179
Total comprehensive income for the year	1,769	4	1,773

Consolidated statement of changes in equity
Other comprehensive income	(527)	146	(381)
Total comprehensive income for the year	1,769	4	1,773

Consolidated cash flow statement
Pensions and other post-retirement benefits	(413)	5	(408)

Earnings per share – basic	62.6p	(4.8)p	57.8p
Earnings per share – diluted	62.3p	(4.8)p	57.5p

The restated amounts for earnings per share in the above table reflect the impact of additional shares issued as scrip dividends. The effect of the change in accounting policy on the statement of cash flows was immaterial, with no impact on the cash position at any of the reporting dates.

National Grid	2013/14 Full Year Results Statement

1. Basis of preparation and new accounting standards, interpretations and amendments continued

Following the commencement of new RIIO regulatory arrangements in the UK, we have changed the way in which we report our operational and financial performance. We have reviewed our segmental disclosure for the year ended 31 March 2014, with the separation of our UK Transmission segment into two new segments: UK Electricity Transmission and UK Gas Transmission. We have also moved the Great Britain-France electricity interconnector from UK Electricity Transmission to ‘Other activities’.

The Company has not adopted any other new International Financial Reporting Standards (IFRS), International Accounting Standards (IAS) or amendments issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee during the year ended 31 March 2014, which have had a material impact on the Company’s consolidated financial statements.

Date of approval

This announcement was approved by the Board of Directors on 14 May 2014.

2. Segmental analysis

We present revenue and the results of the business analysed by operating segment, based on the information the Board of Directors uses internally for the purposes of evaluating the performance of operating segments and determining resource allocation between operating segments. The Board is National Grid’s chief operating decision-making body (as defined by IFRS 8 ‘Operating segments’) and assesses the performance of operations principally on the basis of operating profit before exceptional items, remeasurements and stranded cost recoveries (see note 3).

As discussed in note 1, we have reviewed our operating segments in the period, with the UK Transmission segment that was previously reported being split into two new segments. In addition, the Great Britain-France interconnector which was previously reported within the UK Transmission segment, is now included in other activities. The following table describes the main activities for each operating segment:

UK Electricity Transmission	High voltage electricity transmission networks in Great Britain
UK Gas Transmission	The gas transmission network in Great Britain, UK liquefied natural gas (LNG) storage activities.
UK Gas Distribution	Four of the eight regional networks of Great Britain’s gas distribution system.
US Regulated	Gas distribution networks, electricity distribution networks and high voltage electricity transmission networks in New York and New England (including EnergyNorth and Granite State up to the date they were sold on 3 July 2012) and electricity generation facilities in New York and Massachusetts.

Other activities primarily relate to non-regulated businesses and other commercial operations not included within the above segments, including: the Great Britain-France electricity interconnector, UK based gas metering activities; UK property management; a UK LNG import terminal; US LNG operations; US unregulated transmission pipelines; together with corporate activities.

Sales between operating segments are priced considering the regulatory and legal requirements to which the businesses are subject. The analysis of revenue by geographical area is on the basis of destination. There are no material sales between the UK and US geographical areas.

(a)  Revenue

	2014 £m	2013 (restated)[1] £m
Operating segments
UK Electricity Transmission	3,387	3,110
UK Gas Transmission	941	1,118
UK Gas Distribution	1,898	1,714
US Regulated	8,040	7,918
Other activities	736	678
Sales between segments	(193)	(179)
	14,809	14,359
Geographical areas
UK	6,759	6,421
US	8,050	7,938
	14,809	14,359

1. Restated to reflect the changes in operating segment presentation as described above.

National Grid	2013/14 Full Year Results Statement

2.  Segmental analysis continued

(b)  Operating profit

	Before exceptional items, remeasurements and stranded cost recoveries		After exceptional items, remeasurements and stranded cost recoveries
	2014 £m	2013 (restated)[1] £m	2014 £m	2013 (restated)[1] £m

Operating segments
UK Electricity Transmission	1,087	1,049	1,027	1,020
UK Gas Transmission	417	531	406	517
UK Gas Distribution	904	794	780	763
US Regulated	1,125	1,254	1,388	1,438
Other activities	131	11	134	11

	3,664	3,639	3,735	3,749

Geographical areas
UK	2,723	2,530	2,531	2,456
US	941	1,109	1,204	1,293

	3,664	3,639	3,735	3,749

Reconciliation to profit before tax:
Operating profit	3,664	3,639	3,735	3,749
Finance income	36	30	36	30
Finance costs	(1,144)	(1,154)	(1,051)	(1,086)
Share of post-tax results of joint ventures and associates	28	18	28	18

Profit before tax	2,584	2,533	2,748	2,711

1. See note 1 on page 50. Also restated to reflect the changes in operating segment presentation as described on page 51.

National Grid	2013/14 Full Year Results Statement

3. Exceptional items, remeasurements and stranded cost recoveries

Exceptional items, remeasurements and stranded cost recoveries are items of income and expenditure that, in the judgment of management, should be disclosed separately on the basis that they are important to an understanding of our financial performance and significantly distort the comparability of financial performance between periods. Remeasurements comprise gains or losses recorded in the income statement arising from changes in the fair value of commodity contracts and of derivative financial instruments to the extent that hedge accounting is not achieved or is not effective. Stranded cost recoveries represent the recovery of historical generation-related costs in the US, related to generation assets that are no longer owned by National Grid. Such costs had been recovered from customers as permitted by regulatory agreements with substantially all having been recovered by 31 March 2012.

	2014 £m	2013 £m

Included within operating profit:
Exceptional items:
Restructuring costs[1]	(136)	(87)
Gas holder demolition costs[2]	(79)	-
LIPA MSA transition[3]	254	-
Other[4]	16	-
Net gain on disposal of businesses[5]	-	3
	55	(84)
Remeasurements – commodity contracts[6]	16	180
Stranded cost recoveries[7]	-	14

	71	110

Included within finance costs:
Remeasurements:
Net gains on derivative financial instruments[8]	93	68

	93	68

Total included within profit before tax	164	178

Included within taxation:
Exceptional credits/(charges) arising on items not included in profit before tax:
Deferred tax credit arising on the reduction in the UK corporation tax rate[9]	398	128
Deferred tax charge arising from an increase in US state income tax rates[10]	(8)	-
Tax on exceptional items	(57)	31
Tax on remeasurements[6,8]	(36)	(92)
Tax on stranded cost recoveries	-	(5)

	297	62

Total exceptional items, remeasurements and stranded cost recoveries after tax	461	240

Analysis of total exceptional items, remeasurements and stranded cost recoveries after tax:
Exceptional items after tax	388	75
Remeasurements after tax	73	156
Stranded cost recoveries after tax	-	9

Total	461	240

National Grid	2013/14 Full Year Results Statement

3. Exceptional items, remeasurements and stranded cost recoveries continued

1.	Restructuring costs for the year of £136m related to the continued restructuring of our UK operations in preparedness to deliver RIIO and other transformation-related initiatives in the UK and US and an associated software impairment for licences that will no longer be used.

Restructuring costs for 2013 included: costs related to the restructuring of our UK operations of £66m in preparedness for delivering RIIO; costs for transformation-related initiatives in the UK and US of £31m; and a credit of £10m for the release of restructuring provisions in the UK recognised in prior years.

2.	A provision of £79m (2013: £nil) has been made for the demolition of certain non-operational gas holders in the UK.

3.	A net gain of £254m (2013: £nil) has been recognised in the year ended 31 March 2014. This includes a pension curtailment and settlement (£214m) for employees who transferred to a new employer following the cessation of the Management Services Agreement (MSA) with the Long Island Power Authority (LIPA) on 31 December 2013. There was also a gain of £142m following the extinguishment of debt obligations of £98m and a £56m cash payment to be received, in compensation for the Company forgiving a historic pension receivable and carrying charges. These gains were offset by transition costs and other provisions incurred to effect the transition.

4.	During the year ended 31 March 2014, £16m was received following the sale to a third party of a settlement award which arose as a result of a legal ruling in 2008.

5.	For the year ended 31 March 2013, we recognised a gain of £3m on the disposal of two subsidiaries in New Hampshire.

6.	Remeasurements – commodity contracts represent mark-to-market movements on certain physical and financial commodity contract obligations in the US. These contracts primarily relate to the forward purchase of energy for supply to customers, or to the economic hedging thereof, that are required to be measured at fair value and that do not qualify for hedge accounting. Under the existing rate plans in the US, commodity costs are recoverable from customers although the timing of recovery may differ from the pattern of costs incurred.

7.	For the year ended 31 March 2013, stranded cost recoveries of £14m substantially represented the release of an unutilised provision recognised in a prior period.

8.	Remeasurements – net gains/(losses) on derivative financial instruments comprise gains/(losses) arising on derivative financial instruments reported in the income statement. These exclude gains and losses for which hedge accounting has been effective, which have been recognised directly in other comprehensive income or which are offset by adjustments to the carrying value of debt. The tax charge in the year includes a credit of £nil (2013: £1m) in respect of prior years.

9.	The exceptional tax credit arises from reductions in the UK corporation tax rate, from 23% to 21% applicable from 1 April 2014, and a further reduction from 21% to 20% applicable from 1 April 2015. The rate reductions were enacted in the Finance Act 2013. Other UK tax legislation also reduced the UK corporation tax rate in 2013 from 24% to 23%. These reductions have resulted in a decrease in deferred tax liabilities.

10.	The exceptional tax charge arises from a net increase in US state income tax rates. Effective from 1 April 2014, the state income tax rate for Massachusetts regulated utilities increased from 6.5% to 8% and effective from 1 April 2016, the state income tax rate for New York will decrease from 7.1% to 6.5%.

National Grid	2013/14 Full Year Results Statement

4. Finance income and costs

	2014 £m	2013 (restated)[1] £m

Finance income	36	30

Finance costs:
Net interest on pension and other post-retirement benefit obligations	(128)	(135)
Interest expense on financial instruments	(1,091)	(1,066)
Unwinding of discounts on provisions	(73)	(75)
Less: interest capitalised[2]	148	122

Finance costs before exceptional items and remeasurements	(1,144)	(1,154)

Net gains on derivative financial instruments included in remeasurements[3]	93	68

Exceptional items and remeasurements included within finance costs	93	68

Finance costs	(1,051)	(1,086)

Net finance costs	(1,015)	(1,056)

1.	See note 1 on page 50.
2.	Interest on funding attributable to assets in the course of construction was capitalised during the year at a rate of 4.5% (2013: 4.4%).
3.	Includes a net foreign exchange gain on financing activities of £268m (2013: £32m loss) offset by foreign exchange gains and losses on derivative financial instruments measured at fair value.

National Grid	2013/14 Full Year Results Statement

5. Taxation

	2014 £m	2013 (restated)[1] £m

Tax before exceptional items, remeasurements and stranded cost recoveries	581	619

Exceptional tax on items not included in profit before tax (note 3)	(390)	(128)
Tax on other exceptional items, remeasurements and stranded cost recoveries	93	66

Tax on total exceptional items, remeasurements and stranded cost recoveries (note 3)	(297)	(62)

Total tax charge	284	557

Taxation as a percentage of profit before tax	%	%

Before exceptional items, remeasurements and stranded cost recoveries	22.5	24.4
After exceptional items, remeasurements and stranded cost recoveries	10.3	20.5

The tax charge for the year can be analysed as follows:
	£m	£m

Current tax
UK corporation tax at 23% (2013: 24%)	355	306
UK corporation tax adjustment in respect of prior years	(9)	(17)
Overseas corporation tax	54	50
Overseas corporation tax adjustment in respect of prior years	(88)	(222)

Total current tax	312	117

Deferred tax
UK deferred tax	(292)	35
UK deferred tax adjustment in respect of prior years	(3)	(17)
Overseas deferred tax	276	283
Overseas deferred tax adjustment in respect of prior years	(9)	139

Total deferred tax	(28)	440

Total tax charge	284	557

1. See note 1 on page 50.

Adjustments in respect of prior years include the following amounts that relate to exceptional items, remeasurements and stranded cost recoveries: £nil (2013: £1m credit).

National Grid	2013/14 Full Year Results Statement

6. Earnings per share

Adjusted earnings per share, excluding exceptional items, remeasurements and stranded cost recoveries, are provided to reflect the business performance subtotals used by the Company. For further details of exceptional items, remeasurements and stranded cost recoveries, see note 3.

(a) Basic earnings per share

	Earnings 2014 £m	Earnings per share 2014 pence	Earnings 2013 (restated)[1] £m	Earnings per share 2013 (restated)[1,2] pence

Adjusted earnings	2,015	54.0	1,913	51.4
Exceptional items after tax	388	10.4	75	2.0
Remeasurements after tax	73	2.0	156	4.2
Stranded cost recoveries after tax	-	-	9	0.2

Earnings	2,476	66.4	2,153	57.8

		2014 millions		2013 millions

Weighted average number of shares – basic[2]		3,729		3,724

(b) Diluted earnings per share

	Earnings 2014 £m	Earnings per share 2014 pence	Earnings 2013 (restated)[1] £m	Earnings per share 2013 (restated)[1,2] pence

Adjusted earnings	2,015	53.8	1,913	51.1
Exceptional items after tax	388	10.4	75	2.0
Remeasurements after tax	73	1.9	156	4.2
Stranded cost recoveries after tax	-	-	9	0.2

Earnings	2,476	66.1	2,153	57.5

		2014 millions		2013 millions

Weighted average number of shares – diluted[2]		3,748		3,742

1. See note 1 on page 50.

2. Comparative amounts have been restated to reflect the impact of additional shares issued as scrip dividends.

National Grid	2013/14 Full Year Results Statement

7. Dividends

The following table shows the actual dividends paid to equity shareholders:

	2014			2013
	Pence per share	Total £m	Settled via scrip £m	Pence per share	Total £m	Settled via scrip £m

Interim – year ended 31 March 2014	14.49	539	-	-	-	-
Final – year ended 31 March 2013	26.36	964	444	-	-	-
Interim – year ended 31 March 2013	-	-	-	14.49	527	187
Final – year ended 31 March 2012	-	-	-	25.35	906	436

	40.85	1,503	444	39.84	1,433	623

The Directors are proposing a final dividend for the year ended 31 March 2014 of 27.54p per share that will absorb approximately £1,028m of shareholders’ equity (assuming all amounts are settled in cash). It will be paid on 20 August 2014 to shareholders who are on the register of members at 6 June 2014 and a scrip dividend will be offered as an alternative, subject to shareholders’ approval at the Annual General Meeting.

8. Reconciliation of net cash flow to movement in net debt

	2014 £m	2013 £m

(Decrease)/increase in cash and cash equivalents	(283)	335
(Decrease)/increase in financial investments	(1,720)	2,992
Decrease/(increase) in borrowings and related derivatives	1,021	(4,304)
Net interest paid on the components of net debt	841	756

Change in net debt resulting from cash flows	(141)	(221)
Changes in fair value of financial assets and liabilities and exchange movements	1,360	(536)
Net interest charge on the components of net debt	(1,053)	(1,017)
Extinguishment of debt resulting from LIPA MSA transition (note 3)	98	-
Other non-cash movements	(25)	(58)

Movement in net debt (net of related derivative financial instruments) in the year	239	(1,832)
Net debt (net of related derivative financial instruments) at start of year	(21,429)	(19,597)

Net debt (net of related derivative financial instruments) at end of year	(21,190)	(21,429)

National Grid	2013/14 Full Year Results Statement

9. Net debt

	2014 £m	2013 £m

Cash and cash equivalents	354	671
Bank overdrafts	(15)	(23)

Net cash and cash equivalents	339	648
Financial investments	3,599	5,431
Borrowings (excluding bank overdrafts)	(25,935)	(28,072)
Net debt related derivative financial assets	1,970	2,245
Net debt related derivative financial liabilities	(1,163)	(1,681)

Net debt (net of related derivative financial instruments)	(21,190)	(21,429)

10. Commitments and contingencies

	2014 £m	2013 £m

Future capital expenditure contracted for but not provided	2,624	3,011
Operating lease commitments	630	742
Energy purchase commitments[1]	3,537	3,995
Guarantees and letters of credit (a)	1,252	1,332

1.	Energy purchase commitments relate to contractual commitments to purchase electricity or gas that are used to satisfy physical delivery requirements to our customers or for energy that we use ourselves (ie normal purchase, sale or usage) and hence are accounted for as ordinary purchase contracts. At 31 March 2014 these amounted to net liabilities of £36m (2013: £50m).

(a) Guarantees and letters of credit

	2014 £m	2013 £m

Guarantee of sublease for US property (expires 2040)	232	293
Guarantees of certain obligations of Grain LNG Import Terminal (expire up to 2028)	155	159
Guarantee of certain obligations for construction of HVDC West Coast Link (expected expiry 2016)	594	618
Other guarantees and letters of credit (various expiry dates)	271	262

	1,252	1,332

(b) Litigation and claims

Through the ordinary course of the Group’s operations, we are party to various litigation, claims and investigations. We do not expect the ultimate resolution of any of these proceedings to have a material adverse effect on our results of operations, cash flows or financial position.

National Grid	2013/14 Full Year Results Statement

11. Exchange rates

The consolidated results are affected by the exchange rates used to translate the results of our US operations and US dollar transactions. The US dollar to pound sterling exchange rates used were:

	2014	2013

Closing rate applied at year end	1.67	1.52
Average rate applied for the year	1.62	1.57

12. Related party transactions

The following significant transactions with related parties were in the normal course of business. Amounts receivable from and payable to related parties are due on normal commercial terms:

	2014 £m	2013 £m

Sales: Goods and services supplied to a pension plan and joint ventures	15	10
Purchases: Goods and services received from joint ventures and associates[1]	126	133

Receivable from a pension plan and joint ventures	3	3
Payable to joint ventures and associates	5	6

Dividends received from joint venture and associates[2]	38	21

1.	During the year, the Company received goods and services from a number of joint ventures and associates, including Iroquois Gas Transmission System, L.P. of £30m (2013: £37m), Millennium Pipeline Company, LLC of £31m (2013: £35m) for the transportation of gas in the US and NGET/SPT Upgrades Limited of £67m (2013: £52m) for the construction of a transmission link in the UK.
2.	Dividends were received from BritNed Development Limited of £17m (2013: £nil), Iroquois Gas Transmission System, L.P. of £11m (2013: £12m) and Millennium Pipeline Company, LLC of £10m (2013: £9m).